centerra GOLD

BUILDING A STRONG AND STABLE PLATFORM FOR FUTURE GROWTH



CENTERRA GOLD INC. ANNUAL REPORT 2022



CORPORATE PROFILE

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye.

The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit with locations in Canada and the United States.

Centerra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol CG and on the New York Stock Exchange ("NYSE") under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

CHAIR'S MESSAGE

Dear Shareholders,

The year 2022 and the first quarter of 2023 has been an extraordinary period for Centerra.

Our team completed the acquisition of the Goldfield Project in Nevada, which is a promising development project that brings extensive exploration potential in a traditionally prolific region. We also finalized a transaction in July 2022 with the Kyrgyz Republic and Kyrgyzaltyn JSC ("Kyrgyzaltyn") to sell the Kumtor Mine to Kyrgyzaltyn. This put an end to a protracted, complex and expensive litigation process, returned approximately 26% of Centerra's common shares held by Kyrgyzaltyn to its treasury and allowed the Company to move forward. We returned capital to our shareholders through our quarterly dividend, which was maintained throughout the year and bought back shares under a normal course issuer bid. We also began undertaking a management restructuring, intended to streamline our corporate offices and reduce administrative costs. Disappointingly, our Öksüt Mine was forced to suspend operations due to trace elements of mercury discovered in the gold room of the ADR plant. Conversely, our Mount Milligan operations achieved record throughput, completed and commissioned the stage flotation reactor project which is designed to meaningfully improve gold and copper recoveries and significantly increased its reserves and mine life detailed in a new technical report for the mine issued pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. The Company advanced several positive Environment, Social, Governance initiatives throughout the year and was successful in completing the full rollout of the Responsible Gold Mining Principles in the fourth quarter of 2022.

We strengthened the technical expertise in the executive suite with the addition of Mr. Paul Chawrun, Executive Vice President and Chief Operations Officer. Additionally, in September, Mr. Paul Wright, a seasoned mining executive and Board member since 2020, assumed the role of Interim President and Chief Executive Officer while we searched for an appropriate candidate to lead the Company. While Mr. Wright has been in the role, we have completed construction of a retrofit to the ADR plant in Türkiye, obtained several ordinary course permits, filed a new Environmental Impact Assessment and advanced towards a restart of operations at the Öksüt Mine.

As the Company looks forward to 2023 and beyond, we were pleased to announce the appointment of Mr. Paul Tomory as the Company's new President and Chief Executive Officer. Mr. Tomory is an accomplished mining executive and we are confident that he is the right leader for the Company to execute its strategic plan that will drive long-term, sustainable value for our shareholders and all stakeholders.

We cannot conclude without referencing the tragic events associated with the two major earthquakes occurring in Türkiye and northern Syria early in February of 2023. We offer our condolence to the people of Türkiye and to all those who have lost loved ones in this natural disaster. Further, we are exceptionally proud of our team in Türkiye who mobilized emergency response teams to provide immediate and continuing assistance to Turkish authorities and regional disaster response organizations helping those impacted.

I would like to thank our shareholders for their continuing support and interest in Centerra.



Sincerely,
(signed) "Michael S. Parrett"
Michael S. Parrett
Chair of the Board of Directors

Management's Discussion and Analysis

For the Years Ended December 31, 2022 and 2021

centerraGOLD

This Management's Discussion and Analysis ("MD&A") has been prepared as of February 23, 2023 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. ("Centerra" or the "Company") for the three and twelve months ended December 31, 2022 in comparison with the corresponding periods ended December 31, 2021. This discussion should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2022 prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company's audited financial statements and the notes thereto for the year ended December 31, 2022, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and EDGAR *at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra's business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See "Caution Regarding Forward-Looking Information" below. All dollar amounts are expressed in United States dollars ("USD"), except as otherwise indicated. All references in this document denoted with NG indicate a "specified financial measure" within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section "Non-GAAP and Other Financial Measures" below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.*

Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be "forward-looking information" for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words "believe", "expect", "anticipate", "contemplate", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", "understand" and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2023 Outlook and 2023 Guidance, including production, costs, capital expenditures, depreciation, depletion and amortization expenses and taxes; the effects of inflation on the Company's costs; the weakening of the Canadian dollar and Turkish lira relative to the U.S. dollar; expectations regarding copper credits and copper prices in 2023; the expected trend of the Company's performance toward achieving guidance; expected cash outflows at the Oksut Mine for 2023; completion of mercury abatement, containment and safety work in the gold room of the ADR plant at the Öksüt Mine, including construction progress; the expected restart of gold room operations, related regulatory approvals and the expected timing thereof; the capacity of the Öksüt Mine's ADR plant to process inventories of loaded gold in carbon ; preparation and timing of further submissions relating to the EIA amendment for the Öksüt Mine and further discussions and regulatory review thereof; progress on ordinary course permitting, including the formal issuance of such permits at the Öksüt Mine and the ability to mine the Keltepe and Guneytepe pits; expectations for continued mining, crushing and stacking operations at the Öksüt Mine in 2023; highlights of a new life of mine plan for the Mount Milligan Mine, including reserves and resources, costs, inflationary pressures and expectations regarding the release of further guidance; expectations for optimization of Mount Milligan Mine's staged flotation reactors; strategic options for the Molybdenum BU, including a potential restart of the Thompson Creek Mine, net cash required to maintain the business and expectations for molybdenum prices; expectations for ongoing activities at the Goldfield project, including drilling, resource estimation and a feasibility study; expectations for market purchases under a normal course issuer bid; possible impact to operations relating to COVID-19; leadership transition of the Chief Executive Officer position; and expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company's operations in Türkiye, the USA and Canada, including potential uncertainty created by upcoming presidential elections in Türkiye and their potential to disrupt or delay Turkish bureaucratic processes and decision making; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company's prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes or political events or elections in Türkiye; risks that Turkish regulators pursue aggressive enforcement of the Öksüt Mine's current EIA and permits or that the Company experiences delay or disruption in its applications for new or amended EIA or other permits, including the formal issuance thereof; the impact of any sanctions

imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company's properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company's properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company's business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; the impact of restrictive covenants in the Company's credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company's ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company's short-term investments; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company's continued ability to successfully manage such matters, including the stability of the pit walls at the Company's operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company's insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra's workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company's operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company's ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled "Risks Factors" in the Company's most recently filed Annual Information Form ("AIF") available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of February 23, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

TABLE OF CONTENTS

Overview

Centerra's Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra's principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the "Mount Milligan Mine"), and the Öksüt gold mine located in Türkiye (the "Öksüt Mine"). The Company also owns the Goldfield District Project (the "Goldfield Project") in Nevada, United States, the Kemess Underground Project (the "Kemess Project") in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the "Molybdenum BU"), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the "Langeloth Facility"), and two primary molybdenum mines on care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor mine, located in the Kyrgyz Republic, (the "Kumtor Mine"), through its wholly-owned subsidiary, Kumtor Gold Company CJSC ("KGC"). The seizure of the Kumtor Mine and the actions of the Kyrgyz Republic and Kyrgyzaltyn JSC ("Kyrgyzaltyn") resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company's balance sheet, (ii) no value was ascribed to the Company's interest in KGC, (iii) the Company recognized a loss on the change of control in the second quarter of 2021, and (iv) results of the Kumtor Mine's operations are now presented as a discontinued operation in the Company's financial statements. The Company entered into a global arrangement agreement ("Arrangement Agreement") dated April 4, 2022 with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra's ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn's Centerra common shares, the termination of Kyrgyzaltyn's involvement in the Company, and the resolution of disputes (the "Transaction"). The Transaction closed on July 29, 2022.

As of December 31, 2022, Centerra's significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%

The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols "CG" and "CGAU", respectively.

As of February 23, 2023, there are 218,494,646 common shares issued and outstanding, options to acquire 3,686,129 common shares outstanding under the Company's stock option plan, and 983,933 restricted share units outstanding under the Company's restricted share unit plan (exercisable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2022	2021	% Change	**2022**	2021	% Change
Financial Highlights (continuing operations basis, except as noted)						
Revenue	**208.3**	251.1	(17)%	**850.2**	900.1	(6)%
Production costs	**158.1**	132.0	20 %	**574.6**	487.7	18 %
Depreciation, depletion, and amortization ("DDA")	**17.2**	31.0	(45)%	**97.1**	120.5	(19)%
Earnings from mine operations	**33.0**	88.1	(63)%	**178.5**	292.0	(39)%
Net (loss) earnings from continuing operations	**(130.1)**	274.9	(147)%	**(77.2)**	446.9	(117)%
Adjusted net (loss) earnings from continuing operations[1]	**(13.7)**	35.4	(139)%	**(9.4)**	149.2	(106)%
Net loss from discontinued operations[2]	**—**	—	— %	**—**	(828.7)	(100)%
Net (loss) earnings[2]	**(130.1)**	274.9	(147)%	**(77.2)**	(381.8)	80 %
Adjusted net (loss) earnings[1][2]	**(13.7)**	35.4	(139)%	**(9.4)**	233.6	(104)%
Cash (used in) provided by operating activities from continuing operations	**(9.8)**	61.8	(116)%	**(2.0)**	270.9	(101)%
Free cash flow (deficit) from continuing operations[1]	**(25.3)**	38.7	(165)%	**(82.9)**	178.4	(146)%
Adjusted free cash flow (deficit) from continuing operations[1]	**(25.3)**	44.0	(158)%	**(62.0)**	192.6	(132)%
Cash provided by operating activities from discontinued operations	**—**	—	— %	**—**	143.9	(100)%
Net cash flow from discontinued operations[2][3]	**—**	—	— %	**—**	47.8	(100)%
Additions to property, plant and equipment (“PP&E”)	**27.9**	46.9	(41)%	**275.1**	118.9	131 %
Capital expenditures - total[1]	**15.4**	28.1	(45)%	**73.2**	93.3	(22)%
Sustaining capital expenditures[1]	**15.3**	25.7	(40)%	**71.1**	88.0	(19)%
Non-sustaining capital expenditures[1]	**0.1**	2.4	(96)%	**2.1**	5.3	(60)%
Net (loss) earnings from continuing operations per common share - basic[4]	**(0.59)**	0.93	(163)%	**(0.29)**	1.51	(119)%
Net (loss) earnings per common share - $/share basic[2][4]	**(0.59)**	0.93	(163)%	**(0.29)**	(1.29)	(77)%
Adjusted net (loss) earnings from continuing operations per common share - basic[1][4]	**(0.06)**	0.12	(150)%	**(0.04)**	0.50	(108)%
Adjusted net (loss) earnings per common share - $/share basic[1][2][4]	**(0.06)**	0.12	(150)%	**(0.04)**	0.79	(105)%
Operating highlights (continuing operations basis)						
Gold produced (oz)	**53,222**	91,197	(42)%	**243,867**	308,141	(21)%
Gold sold (oz)	**49,443**	90,312	(45)%	**242,193**	314,757	(23)%
Average market gold price ($/oz)	**1,728**	1,795	(4)%	**1,800**	1,799	— %
Average realized gold price ($/oz)[5]	**1,352**	1,504	(10)%	**1,446**	1,485	(3)%
Copper produced (000s lbs)	**16,909**	16,993	— %	**73,864**	73,275	1 %
Copper sold (000s lbs)	**15,374**	17,184	(11)%	**73,392**	78,017	(6)%
Average market copper price ($/lb)	**3.63**	4.40	(18)%	**3.99**	4.23	(6)%
Average realized copper price ($/lb)[5]	**3.43**	3.59	(4)%	**2.95**	2.92	1 %
Molybdenum sold (000s lbs)	**4,040**	2,361	71 %	**13,448**	11,461	17 %
Average market molybdenum price ($/lb)	**21.49**	18.89	14 %	**18.73**	15.98	17 %
Unit costs (continuing operations basis)						
Gold production costs ($/oz)	**790**	550	44 %	**681**	604	13 %
All-in sustaining costs on a by-product basis ($/oz)[1]	**987**	591	67 %	**860**	649	33 %
All-in costs on a by-product basis ($/oz)[1]	**1,572**	732	115 %	**1,201**	785	53 %
Gold - All-in sustaining costs on a co-product basis ($/oz)[1]	**1,308**	829	58 %	**1,112**	891	25 %
Copper production costs ($/lb)	**2.00**	1.79	12 %	**1.70**	1.51	13 %
Copper - All-in sustaining costs on a co-product basis – ($/lb)[1]	**2.40**	2.34	3 %	**2.12**	1.94	9 %

(1) Non-GAAP financial measure. All per unit costs metrics are expressed on a metal sold basis. See discussion under “Non-GAAP and Other Financial Measures”.
(2) Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3) Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.
(4) As at December 31, 2022, the Company had 218,428,681 common shares issued and outstanding.
(5) This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.

Overview of Consolidated Results

Although during 2021, the Company remained the legal owner of KGC, due to the seizure of the Kumtor Mine and the related actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the year ended December 31, 2021. As a result, the Company's consolidated results from continuing operations discussed in this MD&A exclude the Kumtor Mine's operations, unless otherwise noted.

Fourth Quarter 2022 compared to Fourth Quarter 2021

Net loss of $130.1 million was recognized in the fourth quarter 2022, compared to net earnings of $274.9 million in the fourth quarter 2021. Decrease in net earnings was primarily due to:

- lower earnings from mine operations of $33.0 million in the fourth quarter of 2022 compared to earnings from mine operations of $88.1 million in the fourth quarter of 2021 primarily due to no ounces of gold sold at the Öksüt Mine, lower gold ounces and copper pounds sold and lower average realized copper prices at the Mount Milligan Mine and higher production costs at the Molybdenum BU. Higher production costs at the Molybdenum BU were primarily due to higher average molybdenum prices paid for third-party molybdenum concentrate, an increase in pounds of molybdenum roasted, and the effect of higher production costs from the mix of products produced and sold in the period. A decrease in earnings from mine operations was partially offset by lower production costs and DDA at the Öksüt Mine due to the suspension of gold room operations at the ADR plant and lower DDA at the Mount Milligan Mine primarily attributable to the increase in proven and probable reserves;
- a non-cash impairment loss of $138.2 million (net of tax) recognized in the fourth quarter of 2022 related to the Kemess Project compared to an impairment reversal $117.3 million (net of tax) recognized in the fourth quarter of 2021 related to the Mount Milligan Mine;
- higher exploration and development costs primarily relating to various drilling activities and technical studies undertaken at the Goldfield Project and at the Mount Milligan Mine; and
- lower income tax recovery primarily resulting from the draw-down of the deferred tax assets recognized in the fourth quarter of 2021 at the Mount Milligan Mine, partially offset by the impact of the suspension of operations and an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.

The decrease in net earnings was partially offset by a reclamation recovery of $3.4 million in the fourth quarter of 2022 compared to reclamation expense of $24.3 million in the fourth quarter of 2021, resulting from an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher short-term inflation and an increase in the scope of reclamation activities at the Endako Mine and Thompson Creek Mine. In addition, there was a decrease in other non-operating expenses due to a decrease in legal costs and related expenses incurred in connection with the seizure of the Kumtor Mine, a non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility upon termination of the plan and higher interest income earned on the Company's cash balance from rising interest rates.

Adjusted net loss[NG] of $13.7 million was recognized in the fourth quarter of 2022, compared to adjusted net earnings[NG] of $35.4 million in the fourth quarter of 2021. The decrease in adjusted net earnings[NG] was primarily due to lower earnings from mine operations and higher exploration and development costs and income tax expense, partially offset by lower non-operating expenses as outlined above.

The adjusting items to net loss in the fourth quarter of 2022 were:

- $138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
- $14.0 million of deferred income tax recovery resulting from an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine;
- $4.4 million non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility upon termination of the plan; and

- $3.4 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

The adjusting items to net earnings in the fourth quarter of 2021 were:

- $11.3 million of legal and other costs related to the seizure of the Kumtor Mine;
- $24.2 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
- $132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
- $117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine; and
- $25.0 million gain on the sale of the Greenstone project as a result of the construction decision milestone at the Greenstone project, triggering an additional payment to the Company by no later than December 2023.

Cash used in operating activities was $9.8 million in the fourth quarter of 2022, compared to cash provided by operating activities of $61.8 million in the fourth quarter of 2021. The decrease in cash provided by operating activities was primarily due to no ounces of gold sold at the Öksüt Mine, and lower average realized copper prices, lower gold ounces and copper pounds sold at the Mount Milligan Mine. In addition, there was an unfavourable working capital change at the Mount Milligan from the effect of timing of concentrate shipments and timing of vendor payments and an unfavourable working capital change at the Öksüt Mine from the buildup of stockpiles and heap leach pad inventory, timing of vendor payments and lower collections of VAT refunds. The overall decrease in cash provided by operating activities was partially offset by a favourable working capital change from the effect of a reduction in molybdenum inventory at the Molybdenum BU.

Free cash flow deficit[NG] of $25.3 million was recognized in the fourth quarter of 2022, compared to free cash flow[NG] of $38.7 million in the fourth quarter of 2021. The decrease in free cash flow[NG] was primarily due to lower cash provided by operating activities as outlined above, partially offset by lower sustaining capital expenditures[NG].

Year ended December 31, 2022 compared to 2021

Net loss of $77.2 million was recognized in 2022, compared to net loss of $381.8 million in 2021. The decrease in net loss was primarily due to a loss of $926.4 million recognized on the change of control of the Kumtor Mine in 2021.

Net loss from continuing operations of $77.2 million was recognized in 2022, compared to net earnings from continuing operations of $446.9 million in 2021. The decrease was primarily due to:

- lower earnings from mine operations of $178.5 million in 2022 compared to $292.0 million in 2021 primarily due to lower ounces of gold sold at the Öksüt Mine. In addition, there were higher production costs at the Molybdenum BU from higher average molybdenum prices paid for third-party molybdenum concentrate to obtain product inventory to be processed, an increase in the pounds of molybdenum roasted and increased production costs due to rising inflation impacting ingredients, freight and contract services. There was also a decrease in earnings from mine operations at the Mount Milligan Mine from higher production costs and lower gold ounces and copper pounds sold. Higher production costs at the Mount Milligan Mine were mainly driven by higher mining, milling and administrative expenses due to the impact of rising inflation in Canada. Mining costs were impacted by higher diesel prices and higher consumption of diesel in the period. Milling costs were higher primarily due to higher liner costs and higher salaries and wages, partially offset by lower contractor costs. Administrative costs were higher primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environment projects. The decrease in earnings from mine operations was partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods, and lower production costs and DDA at the Öksüt Mine due to the suspension of gold room operations at the ADR plant;
- a non-cash impairment loss of $138.2 million (net of tax) recognized in the fourth quarter of 2022 related to the Kemess Project compared to an impairment reversal $117.3 million (net of tax) recognized in the fourth quarter of 2021 related to the Mount Milligan Mine;

- higher exploration and development costs primarily due to various drilling activities and technical studies undertaken at the Goldfield Project, and brownfield exploration activities at the Mount Milligan;
- higher corporate administration costs primarily due to management changes and associated severance payments, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and an increase in travel expenses;
- a gain of $97.3 million on the sale of the Company's interest in the Greenstone Partnership recognized in 2021; and
- income tax expense of $32.8 million in 2022 compared to income tax recovery of $44.0 million in 2021 primarily resulting from the drawdown in 2022 of deferred tax assets recognized in the fourth quarter of 2021 at the Mount Milligan Mine, partially offset by the impact of the suspension of operations and an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.

The decrease in net earnings from continuing operations was partially offset by a $94.2 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows. In addition, there was a decrease in other non-operating expenses from higher interest income earned on the Company's cash balance from rising interest rates, a non-cash gain on the derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan and a decrease in legal costs and related expenses incurred in connection with the seizure and the loss of control of the Kumtor Mine and the Arrangement Agreement.

The Company did not report any earnings related to discontinued operations in 2022. Net loss from discontinued operations was $828.7 million in 2021.

Adjusted net loss from continuing operations[NG] was $9.4 million in 2022, compared to adjusted net earnings[NG] from continuing operations of $149.2 million in 2021. The decrease in adjusted net earnings from continuing operations[NG] was due to lower earnings from mine operations and higher corporate administration costs, exploration and development costs and income tax expense, partially offset by lower non-operating expenses, as outlined above

The adjusting items to net loss in 2022 include:

- $138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
- $15.0 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine;
- $94.2 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU, resulting primarily from an increase in the discount rate applied to these cash flows, partially offset by an increase in the estimated future reclamation cash flows;
- $13.2 million of deferred income tax adjustments mainly resulting from the effect of foreign exchange rate changes on the temporary differences between accounting and tax bases of the Mount Milligan Mine, the Kemess Project, and other comprehensive income as well as an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine; and
- $4.4 million non-cash gain on the derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan.

The adjusting items to net earnings from continuing operations in 2021 were:

- $25.5 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine;
- $24.1 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from an increase in the estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
- $132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
- $117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine; and
- $97.3 million gain on the sale of the Greenstone Partnership.

Cash used in operating activities from continuing operations was $2.0 million in 2022 compared to cash provided by operating activities from continuing operations of $270.9 million in 2021. The decrease in cash provided by operating

activities from continuing operations was primarily due to a decrease in gold ounces sold at the Öksüt Mine and an unfavourable change in working capital from the build up of stored gold-in-carbon inventories, stockpiles and heap leach pad inventory. In addition, there were higher cash taxes paid in relation to the Öksüt Mine from withholding tax expense incurred on dividend payments and taxation at the full statutory income tax rate due to utilization of Öksüt's Investment Incentive Certificate as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities in taxable income. In addition, there was a decrease in gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine as noted above and an unfavourable working capital change from the effect of timing of vendor and other payments and the effect of timing of cash collection on concentrate sales at the Mount Milligan Mine. Partially offsetting the decrease in cash provided by operating activities was a favourable working capital change at the Molybdenum BU from the implementation of a revised business plan to reduce inventory.

Free cash flow deficit[NG] from continuing operations of $82.9 million was recognized in 2022 compared to free cash flow[NG] from continuing operations of $178.4 million in 2021. The decrease in free cash flow[NG] was primarily due to lower cash provided by operating activities as outlined above, partially offset by lower sustaining capital expenditures[NG].

2023 Outlook

The full year 2023 outlook for the Mount Milligan Mine (unchanged from the Company's January 16, 2023 news release) and comparative actual results for 2022 are set out in the following table:

Mount Milligan Mine[(1)]	**Units[(2)]**	**2022**	**2023 Guidance**
Production			
Unstreamed gold production	(Koz)	123	104 -111
Streamed gold production	(Koz)	66	56 - 59
Total gold production[(3)]	**(Koz)**	**189**	**160 - 170**
Unstreamed copper production	(Mlb)	60	49 - 57
Streamed copper production	(Mlb)	14	11 - 13
Copper production[(3)]	**(Mlb)**	**74**	**60 - 70**
Costs[(4)]			
Gold production costs	($/oz)	767	900 - 950
All-in sustaining costs on a by-product basis[NG]	($/oz)	630	1,075 - 1,125
All-in costs on a by-product basis[NG]	($/oz)	704	1,125 - 1,175
All-in sustaining costs on a co-product basis[NG]	($/oz)	956	1,150 - 1,200
Copper production costs	($/lb)	1.70	1.90 - 2.15
All-in sustaining costs on a co-product basis[NG]	($/lb)	2.12	2.75 - 3.00
Capital Expenditures			
Additions to PP&E	($M)	49.2	65 - 70
Total Capital Expenditures[NG]	**($M)**	**54.7**	**65 - 70**
Sustaining[NG]	($M)	53.1	65 - 70
Non-sustaining[NG]	($M)	1.6	—
Depreciation, depletion and amortization	($M)	79.2	65 - 80
British Columbia mineral tax	($M)	1.3	1 - 3

1. The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, "Royal Gold") which entitles them to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered ("Mount Milligan Streaming Arrangement"). Using an assumed market gold price of $1,600 per ounce and a blended copper price of $3.55 per pound for 2023, the Mount Milligan Mine's average realized gold and copper price would be $1,192 per ounce and $2.98 per pound, respectively, when factoring in the Mount Milligan Streaming. Arrangement. The blended copper price of $3.55 per pound factors in 2023 copper hedges and a market price of $3.25 per pound for the unhedged portion.
2. Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
3. Gold and copper production at the Mount Milligan Mine assumes recoveries of 66% and 81%, respectively. 2023 gold ounces and copper pounds sold are expected to be consistent with production.
4. Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

The full year 2023 outlook for the Goldfield Project, Kemess Project, the Molybdenum BU and corporate administration, and comparative actual results for 2022 are set out in the following table:

Other Costs	**Units**	**2022**	**2023 Guidance**
Goldfield Project - Project Development Costs	($M)	18.9	15 - 20
Goldfield Project - Exploration Costs	($M)	10.6	10
All Other Exploration Projects	($M)	40.5	25 - 35
Total Exploration and Project Development[(1)]	**($M)**	**70.0**	**50 - 65**
Kemess Project Care & Maintenance Costs	($M)	14.6	15 - 17
Molybdenum BU Free Cash Flow Deficit[NG]	($M)	10.1	45 - 80
Corporate Administration Costs[(2)]	($M)	47.2	40 - 45

1. The exploration and project development costs include both expensed exploration and project development costs as well as capitalized exploration costs and exclude business development expenses. Approximately $3.0 million and $1.0 million of these capitalized exploration costs are also included in 2023 sustaining capital expenditures[NG] estimates for Mount Milligan Mine and Öksüt Mine, respectively, compared to $3.1 million and $1.2 million of capitalized exploration costs for in 2022.
2. 2022 actual costs include severance costs of $7.9 million and consulting and software costs of $4.1 million from various information technology projects, including the implementation of the Company-wide enterprise resource planning system.

Mount Milligan Mine Production Profile

Mount Milligan Mine's 2023 gold production is expected to be in the range of 160,000 to 170,000 ounces compared to 189,177 ounces produced in 2022. Copper production is expected to be in the range of 60 to 70 million pounds compared to 73.9 million pounds produced in 2022. The Mount Milligan Mine's 2023 gold production and copper production is expected to be slightly higher in the second half of the year, driving a higher proportion of concentrate sales into the fourth quarter of 2023. The Company expects approximately 30% to 35% of concentrate sales to occur in the fourth quarter of 2023. The lower production compared to the 2022 is due to mine sequencing. The Company continues to optimize the life of mine plan for Mount Milligan and anticipates increases in both gold and copper production for 2024 and 2025 when compared to the annual figures included in the most recent Technical Report for the mine.

Mount Milligan Mine Cost Profile

Mount Milligan Mine gold production costs are expected to be in the range of $900 to $950 per ounce sold in 2023. Mount Milligan Mine gold production costs in the year ended December 31, 2022 were $767 per ounce sold. Mount Milligan Mine gold production cost guidance range in 2023 is higher than the $767 per ounce sold in the year ended December 31, 2022 primarily due to lower ounces of gold sold and higher operating costs at the Mount Milligan Mine in 2023, driven by the current inflationary environment. Inflationary cost pressures have been noted in various areas of the Mount Milligan Mine's operations, mainly labour, energy and consumables such as grinding media, tires, equipment parts and diesel fuel.

Copper production costs at the Mount Milligan Mine are expected to be in the range of $1.90 to $2.15 per pound sold for the 2023 year compared to $1.70 per copper pound sold in the year ended December 31, 2022 and reflect lower copper pounds sold and higher operating costs in 2023 compared to the prior year as noted above.

The Mount Milligan Mine's all-in sustaining costs on a by-product basis[NG] in 2023 are expected to be in the range of $1,075 to $1,125 per ounce sold. Mount Milligan Mine's all-in sustaining costs on a by-product basis[NG] were $630 per ounce sold in the year ended December 31, 2022. In 2023, all-in sustaining costs on a by-product basis[NG] are expected to increase due to higher production costs per ounce as outlined above, higher capital expenditures, and lower copper by-credits from lower copper sales estimated for 2023, using a copper price of $2.98 per pound after reflecting the streaming arrangement with Royal Gold and existing hedges in place as of December 31, 2022, compared to 2022.

Mount Milligan Mine Capital Expenditures

Additions to PP&E, an IFRS accounting figure includes certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expenditures[NG], which comprise sustaining capital expenditures[NG]

and non-sustaining capital expenditures[NG], exclude such non-cash additions to PP&E. The Mount Milligan Mine's additions to PP&E in 2023 are expected to be in the range of $65 to $70 million compared to $49.2 million in the year ended December 31, 2022. Total capital expenditures[NG] in 2023 are expected to be in the range of $65 to $70 million, consistent with 2023 expected additions to PP&E and slightly higher than 2022 capital expenditures[NG] of $54.7 million, primarily due to additional capital expenditures related to water management projects and major mining equipment overhauls.

Mount Milligan Mine Depreciation, Depletion and Amortization (DD&A)

Mount Milligan Mine's DD&A included in costs of sales for 2023 is expected to be in the range of $65 to $80 million, compared to $79.2 million in 2022. DD&A at the Mount Milligan Mine in 2023 is estimated to lower than in 2022 primarily due to a lower estimate for gold and copper concentrate sales volumes in 2023 due to mine sequencing as noted above.

Mount Milligan Mine Current Taxes

The Mount Milligan Mine is subject to the British Columbia mineral tax, which is estimated to be between $1 and $3 million in 2023 compared to $4.7 million in 2022.

Öksüt Mine

Due to the continued suspension of gold production activities at the Öksüt Mine, the Company did not issue 2023 guidance for the Öksüt Mine. It is estimated that the Öksüt Mine will incur average cash expenditures of approximately $7 to $10 million per month while its doré bar production remains suspended. As of December 31, 2022, the carrying value of stored gold-in-carbon inventory was $46.9 million.

Molybdenum Business Unit

The Company's 2023 expenditures for the Molybdenum BU's care and maintenance sites are estimated to be between $30 and $35 million. Expenditures at the Endako Mine are expected to be between $12 to $15 million, including approximately $6 to $8 million of care and maintenance costs and $6 to $7 million of reclamation expenditures primarily relating to work on the closure spillway for Tailings Pond 2.

For the Thompson Creek Mine, 2023 expenditures are expected to be approximately $18 to $20 million, including $9 to $10 million of care and maintenance costs and $9 to 10 million of costs associated with project advancement including early site works, project de-risking activities such as geotechnical drilling and additional engineering costs as the Company continues to assess a potential restart of the mine. The molybdenum price has increased significantly in recent months from around $15 per pound in August 2022 to $38 per pound in early February 2023, creating a positive price environment for molybdenum miners. The Company plans to issue a pre-feasibility study ("PFS") on the Thompson Creek Mine in the third quarter of 2023.

During 2022, the Company streamlined operations at the Langeloth Facility to operate with lower inventory levels on hand. The recent run-up in the molybdenum prices in excess of $30 per pound results in additional cash outflow being required to purchase and maintain the same inventory levels, while finished molybdenum products will also ultimately be sold at these higher prices. If molybdenum prices remain elevated above 2022 levels, this would result in increased working capital requirements at the Langeloth Facility in 2023, with the expected additional investment in working capital being approximately $15 million at a molybdenum price of $20 per pound and $45 million at a molybdenum price of $30 per pound.

The free cash flow deficit[NG] at the Molybdenum BU is expected to be in the range of $45 to $80 million, inclusive of care and maintenance expenses, reclamation expenditures, Thompson Creek project advancement activities, and required investments in Langeloth working capital, which are highly dependent on market molybdenum prices.

Exploration Expenditures (excluding Project Development costs)

Exploration expenditures in 2023 are expected to be $35 to $45 million, including $10 million (2022 - $11 million) towards the Goldfield Project, and $25 to $35 million for all other exploration projects. Exploration expenditures in 2023 include brownfield exploration at the Mount Milligan Mine of $10 to $12 million (2022 - $15 million) and Öksüt Mine of $3 to $5 million (2022 - $5 million) and the balance for greenfield and generative exploration programs.

Goldfield Project

The Goldfield Project costs include both exploration and project development costs and are expected to be in the range of $25 to $30 million for 2023 including $15 to $20 million for project development costs and $10 million for exploration costs as outlined above. The 2022 project development costs and exploration costs related to the Goldfield Project amounted to $29.5 million, including $18.9 million for project development costs and $10.6 million for exploration costs. Ongoing exploration activities will focus on expanding the resources around the known deposits and on drill testing of peripheral targets within the property. The Company is targeting an initial resource estimate by mid-year 2023 followed by an updated resource estimate accompanied by feasibility study.

Kemess Project

The Kemess Project will continue to be on a care and maintenance in 2023 with expected care and maintenance costs expected to be in the range from $15 to $17 million for 2023, consistent with 2022 care and maintenance costs at the Kemess Project of $14.6 million. This includes engineering design and construction costs associated with the decommissioning of the Kemess South tailings storage facility sedimentation pond and associated works.

Corporate Administration

Corporate and administration expenses for 2023 are expected to be in the range of $40 to $45 million (including $6 to $8 million of stock-based compensation expenses). Corporate and administration expenses in 2022 were $47.2 million, including severance costs of $7.9 million, consulting and software costs of $4.1 million from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and stock-based compensation expense of $0.9 million. The corporate and administration expenses are expected to be lower in 2023 compared to 2022 due to lower costs related to the implementation of a new enterprise resource planning software system and lower severance costs.

2023 Material Assumptions

Other material assumptions or factors not mentioned above but used to forecast production and costs for 2023, after giving effect to the hedges in place as at December 31, 2022, include the following:

- a market gold price of $1,600 per ounce, and an average realized gold price at the Mount Milligan Mine of $1,192 per ounce after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce).
- a market price of $3.25 per pound for the unhedged portion of copper production, representing a blended copper price of $3.55 per pound that gives effect to the hedges in place as at December 31, 2022 resulting in an average realized copper price at the Mount Milligan Mine of $2.98 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne).
- exchange rates: $1USD:$1.30 CAD, $1USD:18.0 Turkish lira.
- diesel fuel price assumption of $1.00/litre (CAD$1.30/litre) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the

purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2023 can be found under the heading "*Caution Regarding Forward-Looking Information*" in this document. Production, cost, and capital expenditure forecasts for 2023 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading "Risks That Can Affect Centerra's Business" in the Company's most recent AIF.

2023 Sensitivities

Mount Milligan Mines' costs and cash flows for 2023 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on Mount Milligan Mine's costs and cash flows as follows:

		Impact on ($ millions)			**Impact on ($ per ounce sold)**
		Production Costs & Taxes	**Capital Costs**	**Cash flows**	**All-in sustaining costs on a by-product basis per ounce[NG]**
Gold price[(1)(2)]	**$50/oz**	0.2 - 0.3	—	5.0 - 5.5	1.0 - 1.5
Copper price[(1)(2)]	**-10%**	0.2 - 0.3	—	5.0 - 8.0	30.0 - 50.0
	+10%	1.0 - 1.2	—	25.0 - 28.0	160.0 - 165.0
Diesel fuel[(1)]	**10%**	0.8 - 1.1	0.1 - 0.2	0.9 - 1.3	6.0 - 7.5
Canadian dollar[(1)(3)]	**10 cents**	7.5 - 9.5	1.5 - 2.0	9.0 - 11.5	60.0 - 70.0

(1) Includes the effect of the Company's copper, diesel fuel and Canadian dollar hedging programs, with current 2023 exposure coverage of approximately 42%, 54% and 64%, respectively.

(2) Excludes the effect of 33,672 ounces of gold with an average provisional price of $1,831 per ounce and 17.4 million pounds of copper with an average provisional price of $3.81 per pound outstanding under contracts awaiting final settlement in future months as of December 31, 2022.

(3) Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Recent Events and Developments

Update on Öksüt Mine Operations

On March 18, 2022, Centerra announced that it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the ADR plant. Subsequent to the detection of mercury in the gold room, urine samples were collected from full-time employees and contractors working in and around the gold room and analyzed at an independent certified medical laboratory. Although elevated mercury values were detected in 12 individuals, following their medical examinations, each of them have been cleared to return to full time duty at the mine. The Company continues to monitor and support the health care needs of its workers. In conjunction with the engineered solution for the gold room at the ADR plant, the Company revised all related health and safety protocols necessary for the installation and safe operation of the new equipment and systems in accordance with the manufacturer's recommendations and regulatory standards.

After ceasing gold room operations in March 2022, the affected areas were professionally cleaned, and any contaminated material was removed and properly disposed of. An engineered solution was developed with the assistance of external consultants to ensure that mercury levels are detected, monitored and captured to prevent exposure to personnel and to safeguard the environment. The Company completed construction of a mercury abatement system to allow processing of mercury bearing ores below the original budget of $5 million and it continues to work with relevant authorities to obtain the required approvals to restart gold room operations at the ADR plant. Once operations resume, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold per month.

From the date of suspension of gold room operations through to August 2022, the Company continued to process ore into gold-in-carbon form and has approximately 100,000 recoverable ounces of stored gold-in-carbon as at December 31, 2022, having incurred substantially all associated production costs with all material production costs incurred (excluding royalty charges). In addition, the Öksüt Mine had approximately 200,000 recoverable ounces of gold in the ore stockpiles and on the heap leach pad as at December 31, 2022.

<u>Permitting</u>

In May 2022 the Öksüt Mine was inspected by the Ministry of Environment, Urbanization and Climate Change (the "Ministry of Environment"). The Ministry of Environment informed the Öksüt Mine of a number of deficiencies relating to the Öksüt Mine's environmental impact assessment ("EIA"). The Company worked to address the majority of the deficiencies and following several further discussions with the Ministry of Environment, (i) the Company determined that an updated EIA should be prepared and submitted to clarify various production and other capacity limits and to align the EIA production levels with current operating plans; (ii) the Öksüt Mine suspended leaching of ore on the heap leach pad and ceased using activated carbon on site effective late August 2022 though mining, crushing and stacking activities continued in line with existing EIA limits for the remainder of 2022.

The Öksüt Mine has built substantial inventories of gold-in-carbon, ore stacked on the heap leach pad and ore stockpiles and has therefore paused crushing and stacking activities. The Öksüt Mine is currently focusing mining activities on the Phase 5 pit wall pushback to expand the Keltepe pit.

The Öksüt Mine's application to update its EIA was submitted to regulators at the end of August 2022 and the new updated EIA was submitted in January 2023. The Company is working with Turkish officials and other stakeholders on the regulatory review and approval of its EIA and other permits that may be required to allow for a timely full restart of all operations.

The Company is also engaged in other ordinary course permitting matters and in January 2023 it received notice of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits as planned.

Normal Course Issuer Bid

On October 11, 2022, Centerra announced the Toronto Stock Exchange had accepted its notice of intention to proceed with a normal course issuer bid ("NCIB"). Under the NCIB, Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023, representing 10% of the public float. Any tendered Common Shares taken up and paid for Centerra under the NCIB will be cancelled.

During year ended December 31, 2022, the Company repurchased and cancelled 2,183,900 common shares for the total consideration of $11.2 million (C$15 million) under its NCIB program.

Acquisition of Goldfield Project

On February 28, 2022, Centerra announced the completion of the acquisition of Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC. The final purchase consideration comprised $176.7 million in cash paid at closing, including reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure, and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or common shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is approved by its Board of Directors with respect to the project, among other things.

The Goldfield Project is a conventional open-pit, heap leach project located in Nevada, USA, a Tier 1 mining jurisdiction, and contains three known deposits. The Company believes that the project has upside potential from its large, under-explored land position in an established mining area in Nevada. The project increases Centerra's exposure to North America and provides an asset that can act as a foothold for further opportunities in the United States.

Drill programs at the Goldfield Project were commenced in June 2022, following the purchase of the project in February 2022. Drill programs included infill, resource expansion, and exploration drilling as well as metallurgical, geotechnical, and hydrogeochemical drilling, in support of an initial resource to be completed by mid-year 2023 and an updated resource estimate accompanied by a feasibility study thereafter. The 2022 reverse circulation ("RC") and diamond drill programs included 149 exploration, infill, and resource expansion holes, 16 metallurgical holes, 17 geotechnical holes, 22 condemnation holes, and two water monitoring wells. Exploration drilling in 2022 principally targeted gold mineralization below and adjacent to the known mineralization at the Gemfield and Goldfield Main deposits. As of the end of 2022, a total of 48,765 metres of drilling was completed in 206 drill holes (200 holes were completed and six holes were abandoned due to ground conditions).

Responsible Gold Mining Principles ("RGMPs")

The Company completed Year 2 assurance of the RGMPs and published its 2021 RGMP Progress Report in March 2022 (2021 RGMP Progress Report). For the remainder of 2022, the company progressed activities towards closing gaps and achieved a full rollout of the RGMPs at its operating sites in the fourth quarter of 2022. A Year 3 RGMP conformance report along with an independent assurance letter is expected to be integrated into the Company's 2022 Environmental and Social Governance Report to be issued by mid-year 2023.

Global Supply Chain Disruption and Inflation Pressures

Centerra continues to assess the resiliency of its supply chains, maintain increased mine site inventories of key materials and fixed asset components and has increased its stock of key supplies to mitigate supply chain risks. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. The Company also continues to monitor for any adverse impact on the global supply chain and consequences from the Russian invasion in Ukraine and the earthquake in the southeastern portion of Türkiye; however, the supply of critical consumables and reagents to the Company's sites has not been affected to date.

The Company is affected by the current inflationary environment and its impact on certain operating costs. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy and consumables. At the

Öksüt Mine, the impact of hyperinflation on labour costs and slightly higher electricity costs was more than offset by the continuing devaluation of the Turkish lira. While there has been minimal impact on its operations at the Öksüt Mine to date, the Company is currently anticipating increases in cyanide and activated carbon prices in the future.

Update on the Mount Milligan Mine's life of mine ("LOM") plan

On October 4, the Company announced a mine life extension for the Mount Milligan Mine by over four years extending operations into 2033 and an increase in proven and probable gold mineral reserves from the 2021 year-end mineral reserve and resources summary by 1.1 million contained ounces (from 1.8 million to 2.9 million) and copper mineral reserves by 260 million contained pounds (from 736 million to 996 million).

The Technical Report pursuant to National Instrument 43-101, titled "Technical Report on The Mount Milligan Mine" with an effective date of December 31, 2021 ("Mount Milligan Mine Technical Report"), was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar on November 7, 2022.

Executive Management Changes

The Company announced appointment of Paul Chawrun as its new Chief Operating Officer in August 2022.

On September 6, Paul Wright, a director of Centerra, replaced Scott Perry as President and Chief Executive Officer of Centerra. Mr. Wright will act as interim President and Chief Executive Officer to manage the Company through a leadership transition period. The Board continues to work with an executive search firm to select Centerra's next Chief Executive Officer.

Kumtor Mine

On July 29, 2022, Centerra announced that it had completed a transaction contemplated by the Global Arrangement Agreement dated April 4, 2022 (the "Arrangement Agreement") with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra's ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn's 77,401,766 Centerra common shares, the termination of Kyrgyzaltyn's involvement in the Company, and the resolution of disputes (the "Transaction").

As a result of the completion of the Transaction, Centerra has repurchased and cancelled all of Kyrgyzaltyn's 77,401,766 Centerra common shares in exchange for, among other things, Centerra's 100% equity interest in its two Kyrgyz subsidiaries, and indirectly, the Kumtor Mine, with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine, including all reclamation and environmental obligations, and aggregate cash payments of approximately $93 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and a portion of which was paid to the Company's financial advisors as transaction costs). The completion of the Transaction resulted in:

- Full and final releases of all past, present and future claims of the parties.
- Termination of legal proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:
    - Any and all cases, proceedings, investigations, inquiries or other actions by the Kyrgyz Republic, Kyrgyzaltyn or any other Kyrgyz governmental entity or any person acting on behalf of and/or for the benefit of any such person against Centerra and the other persons and entities released under the Arrangement Agreement (the "Kyrgyz Proceedings") were withdrawn and terminated to Centerra's sole satisfaction;
    - The parties have jointly sought the termination of the international arbitration proceedings that were previously commenced by the Company, KGC and Kumtor Operating Company ("KOC") against the Kyrgyz Republic and Kyrgyzaltyn;

- Centerra has agreed to consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr. Tengiz Bolturuk on February 15, 2022; and

  - Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York involving KGC and KOC were dismissed.

- Resolution of the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Arrangement and, as to the balance, by way of set off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.

- The resignation from Centerra's Board of Directors of Kyrgyzaltyn's two nominees and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn.

- Termination of all agreements entered into by Centerra in respect of the Kumtor Mine vis-à-vis Centerra's rights and obligations.

Further details on the terms of the Arrangement Agreement and the Transaction can be found in Centerra's April 4, 2022 news release and in Centerra's management information circular in respect of the special meeting of Centerra shareholders held on July 25, 2022 to approve the Transaction, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Risks That Can Affect Centerra's Business

Overview

The Company's business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Centerra. The risk factors below may include details of how Centerra seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company's most recent Annual Information Form (the "AIF"), which is available on the Company's website www.centerragold.com, at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, decommissioning and reclamation costs, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management ("ERM") program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company's objectives. Each operating site and project are responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed "Risk Champions" who facilitate the process and provide regular reporting to Centerra's corporate risk function.

The ability to deliver on the Company's vision, strategic objectives and operating guidance depends on Centerra's ability to understand and appropriately respond to the uncertainties or "risks" the Company faces that may prevent Centerra from achieving the Company's objectives. In order to achieve this, Centerra:

- Maintains a framework that permits the Company to manage risk effectively and in a manner that creates the greatest value through risk informed decision making;
- Integrates a process for managing risk into all the Company's important decision-making processes so that Centerra reduces the effect of uncertainty on achieving the Company's objectives;
- Actively monitors key controls the Company relies on to achieve Centerra's objectives so that they remain in place and are effective at all times; and,
- Provides assurance to senior management and relevant committees of the Board on the effectiveness of key risk management activities.

The risk management program at Centerra considers the full life of mine cycle from exploration through to closure. All aspects of the operation and the Company's stakeholders are considered when identifying risks. As such, the Company's risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks.

Board and Committee Oversight

The Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company's principal strategic, financial, and operational risks. Each of the Board's standing committees is responsible for overseeing risks related to their area of responsibility and reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

The Company's executive team meets regularly to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

Principal Risks

The following section describes the risks that are most material to the Company's business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company's risks, see the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities and see the "*Caution Regarding Forward-Looking Information*" in this MD&A.

<u>Strategic, Legal and Planning Risks</u>

Strategic, legal and planning risks include political risks associated with the Company's operations in Türkiye, United States and Canada, including potential uncertainty created the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment and including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risk of failure of Centerra or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; risks that community activism may result in increased contributory demands or business interruptions; delays or refusals to grant required permits and licenses; status of the Company's relationships with local communities; Indigenous claims and consultation issues relating to the Company's properties which are in proximity to Indigenous communities; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company's prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; the impact of constitutional changes or political events or elections in any country that the Company operates in; risks that the Company experiences delay or disruption in its applications for new or amended EIA or other permits at the Öksüt Mine; potential defects of title in the Company's properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra's future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; production and cost estimates, including decommissioning and reclamation costs, may be inaccurate; Indigenous claims and consultative issues relating to the Company's properties which are in proximity to Indigenous communities; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company's trading price that are beyond the Company's control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

Financial Risks

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company's business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; inflationary pressures on key input prices, the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; inflationary pressures on key input prices; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company's ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company's credit facility which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries or making distributions to its shareholders; the Company's ability to obtain future financing; the impact of global financial conditions; the effect of market conditions on the Company's short-term investments; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company's control or ability to predict and mitigate. Some of these risks extend beyond the production life of the property in question. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the stability of the pit walls at the Company's operations leading to structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; seismic activity; wildfires; lower than expected ore grades or recovery rates; interruption of energy supply; the Company's ability to attract and retain qualified personnel; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations including mechanical breakdowns; the risk that Centerra's workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; inherent risks associated with the use of sodium cyanide in the mining operations; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; competition for mineral acquisition opportunities; the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely on; attracting and retaining qualified personnel; long lead-times required for equipment and supplies given the remote location of some of the Company's operating properties, changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, COVID-19, or other global events such as wars); reliance on a limited number of suppliers for certain consumables, equipment and components; risks associated with the conduct of joint ventures/partnerships; the adequacy of the Company's insurance to mitigate the cost impacts of operational and corporate risks; third party risks arising from outsourcing and other vendor contracts the security of critical operating systems and the risk of cyber incidents such as. cyber crime, malware/ransomware causing system downtime, data breaches, fines and penalties.

Market Conditions

Commodities

The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

	Average spot price					
	Three months ended December 31,			Years ended December 31,		
	2022	2021	% Change	**2022**	2021	% Change
Gold (per oz)	**1,728**	1,795	(4)%	**1,800**	1,799	— %
Copper (per lb)	**3.63**	4.40	(18)%	**3.99**	4.23	(6)%
Molybdenum (per lb)	**21.39**	18.89	13 %	**18.73**	15.98	17 %

In the fourth quarter of 2022, the average gold price decreased when compared to the fourth quarter of 2021, whereas the average gold price for the year ended December 31, 2022 was relatively consistent with prior period. The gold price fluctuated significantly in 2022 with a lowest price of $1,625 per ounce in the fourth quarter and a highest price in the first quarter of 2022 of $2,023 per ounce. Subsequent to the end of 2022, the gold price increased. The gold price was impacted by a variety of factors, including the effects investor changing allocation between gold and US dollars depending on interest rate expectation, the effects of the COVID-19 pandemic lockdown measures, geopolitical tensions and rising inflation, along with a shift in monetary policy by central banks, and significant decline in confidence of cryptocurrency as a store of value, among other factors.

In the fourth quarter of 2022 and year ended December 31, 2022, the average copper price decreased when compared to the fourth quarter of 2021 and year ended December 31, 2021. The copper price fluctuated significantly in 2022 with a lowest price of $3.18 per pound and a highest price of $4.87 per pound, ultimately trading in a tighter range of $3.37 to $3.87 per pound in the fourth quarter of 2022. The decrease through the second half of the year and fourth quarter is attributable to concerns regarding inflationary pressures potentially pushing the global economy into recession, thereby lowering global demand for the metal. The latter half of the fourth quarter of 2022 saw a rise in copper prices and increased optimism surrounding the metal with the price increasing to above $4.00 per pound subsequent to the end of the year.

In the fourth quarter of 2022, the average molybdenum price increased when compared to the fourth quarter of 2021, whereas the average molybdenum price for the year ended December 31, 2022 was relatively consistent with prior period. The molybdenum price increased rapidly in the latter half of the fourth quarter of 2022 as demand increased with a return to the market of buyers in China as well as projections indicating potential supply deficit for the near term and longer term. Moving forward, the molybdenum price is expected to be impacted by Chinese supply and demand, including the increase in the number of global infrastructure projects and declining by-product molybdenum production at a number of copper mines around the world, among other factors.

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. The Company has operations in Canada, including its corporate head office, Türkiye and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

- all revenues are earned in US dollars;
- a significant portion, approximately 50%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira;
- a majority, approximately 90%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars;

Approximately 61% (2021 - 57%) of the Company's combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2022.

The performance of these currencies during the periods ended December 31, 2022 and 2021 is as follows:

	Average market exchange rate					
	Three months ended December 31,			Years ended December 31,		
	2022	2021	% Change	**2022**	2021	% Change
USD-CAD	**1.36**	1.26	8 %	**1.30**	1.25	4 %
USD-Turkish Lira	**18.61**	11.16	67 %	**16.57**	8.89	86 %



Key Currencies vs. the US Dollar
(source: Bloomberg)
Canadian Dollar
Turkish Lira
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-120%
-140%
-160%
Dec-2020
Mar-2021
Jun-2021
Sep-2021
Dec-2021
Mar-2022
Jun-2022
Sep-2022
Dec-2022

On average, the Canadian dollar weakened against the US dollar for the fourth quarter and year ended December 31, 2022 when compared to the fourth quarter and year ended December 31, 2021. The USD/CAD currency pairing, ended the year at $1.36 compared to $1.26 as at December 31, 2021. The closing price at December 31, 2022 was in line with the average price for the fourth quarter. The US dollar strengthened against most currencies, inclusive of the Canadian dollar as strong actions increasing interest rates to combat inflation has been taken by the US Federal Open Market Committee, along with global recessionary concerns creating a flight to the safe haven currency.

On average the Turkish lira weakened relative to the US dollar for the fourth quarter and year ended December 31, 2022 when compared to the fourth quarter and year ended December 31, 2021, ending the year at 18.7. The devaluation of the Turkish lira is being offset by persistent high levels of inflation in Türkiye. The Company expects this trend of high inflation in Türkiye to continue in the near term, but has seen a decrease in the rate of inflationary increases more recently.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see "Financial Instruments". The Company does not currently hedge the Turkish lira.

Diesel Fuel

Fuel costs at Centerra's continuing operations represent approximately 7% of production costs. The prices for Mount Milligan Mine's diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George Rack Rate. The Prince George Rack Rate reflects general benchmark movements, plus additional costs such as seasonal premiums for winterizing, costs to meet regulatory requirements and transportation costs. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs, based on the published local retail diesel market price.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see "Financial Instruments" section of this MD&A.

Liquidity and Capital Resources

The Company's total liquidity position as December 31, 2022 was $923.4 million, representing a cash balance of $531.9 million and $391.5 million available under a corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit, amounting to $8.5 million as at December 31, 2022.

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the first quarter of 2021. As a result, the Company's consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine's operations, unless otherwise noted.

Fourth Quarter 2022 compared to Fourth Quarter 2021

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash used in operating activities.

Cash used in investing activities of $15.5 million was recognized in the fourth quarter of 2022 compared to cash used in investing activities from continuing operations of $13.1 million in the fourth quarter of 2021. The increase is primarily due to proceeds received on the disposition of PP&E in 2021, partially offset by lower PP&E additions at the Mount Milligan Mine in fourth quarter of 2022 compared to 2021.

Cash used in financing activities during the fourth quarter of 2022 was $23.5 million compared to $13.1 million in the fourth quarter of 2021. The increase was primarily due to the repurchase and cancellation of Centerra common shares under the Company's NCIB program.

Year ended December 31, 2022 compared to 2021

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $255.6 million was recognized in 2022 compared to cash provided by investing activities from continuing operations of $132.5 million in 2021. The cash used in investing activities was primarily due to the acquisition of the Goldfield Project of $176.7 million, partially offset by lower PP&E additions at the Mount Milligan and Öksüt Mines. Cash provided by investing activities from continuing operations in 2021 includes proceeds received from the sale of the Company's 50% interest in the Greenstone Partnership of $210.3 million.

Cash used in financing activities of $157.7 million was recognized in 2022 compared to $49.1 million in 2021. The increase was primarily due to repurchase and cancellation of approximately 77,401,766 Centerra common shares held by Kyrgyzaltyn as part of the Transaction contemplated by the Arrangement Agreement and the repurchase and cancellation of approximately 2,183,900 Centerra common shares under the Company's NCIB program.

Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.

Fourth Quarter 2022 compared to Fourth Quarter 2021

Revenue of $208.3 million was recognized in the fourth quarter of 2022 compared to $251.1 million in the fourth quarter of 2021. The decrease in revenue was primarily due to no ounces of gold sold at the Öksüt Mine, lower gold ounces and copper pounds sold and lower average realized copper prices at the Mount Milligan Mine. The overall decrease in revenue was partially offset by higher average realized molybdenum prices and an increase in the pounds of molybdenum sold at the Molybdenum BU.

Gold production was 53,222 ounces in the fourth quarter of 2022 compared to 91,197 ounces in the fourth quarter of 2021. Gold production in the fourth quarter of 2022 included 53,222 ounces of gold from the Mount Milligan Mine compared to 59,529 ounces in the fourth quarter of 2021 primarily due to lower gold head grades and slightly lower recoveries, partially offset by higher mill throughput. There were no gold ounces produced at the Öksüt Mine in the fourth quarter of 2022 compared to 31,668 ounces in the fourth quarter of 2021 due to the continued suspension of gold room operations at the ADR plant.

Copper production at the Mount Milligan Mine was 16.9 million pounds in the fourth quarter of 2022 compared to 17.0 million pounds in the fourth quarter of 2021. The slight decrease was primarily due to lower copper grades, partially offset by higher mill throughput and higher recoveries.

The Langeloth Facility roasted 4.6 million pounds and sold 4.0 million pounds of molybdenum in the fourth quarter of 2022, compared to 2.5 million pounds and 2.4 million pounds, respectively in the fourth quarter of 2021. This increase in the molybdenum roasted was primarily due to execution on the business plan to streamline molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply.

Cost of sales of $175.3 million was recognized in the fourth quarter of 2022 compared to $163.0 million in the fourth quarter of 2021. The increase was primarily attributable to higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to purchase third-party molybdenum concentrate to be processed and an increase in pounds of molybdenum roasted and sold. The overall increase in cost of sales was partially offset by the lower DDA at the Mount Milligan Mine primarily attributable to the increase in proven and probable reserves as well as no cost of sales at the Öksüt Mine due to all production costs and DDA being capitalized to production inventory.

Gold production costs were $790 per ounce in the fourth quarter of 2022 compared to $550 per ounce in the fourth quarter of 2021. The increase was primarily due to lower gold ounces sold at the Mount Milligan Mine and the Öksüt Mine. The increase was partially offset by slightly lower production costs at the Mount Milligan Mine due to a decrease in gold ounces sold, partially offset by higher mining and administrative expenses due to the impact of rising inflation in Canada. No gold production costs were reported at the Öksüt Mine in the fourth quarter of 2022 as there was no gold sold.

All-in sustaining costs on a by-product basis[NG] from continuing operations were $987 per ounce in the fourth quarter of 2022 compared to $591 per ounce in the fourth quarter of 2021. The increase in all-in sustaining costs on a by-product basis[NG] was primarily due to a decrease in ounces of gold sold, an increase in corporate administration expenses, a decrease in by-product credits from lower pounds of copper sold, partially offset by a decrease in sustaining capital expenditures[NG].

All-in costs on a by-product basis[NG] from continuing operations were $1,572 per ounce in the fourth quarter of 2022 compared to $732 per ounce in the fourth quarter of 2021. The increase was primarily due to higher all-in sustaining costs on a by-product basis[NG] as noted above, and higher exploration and project development costs mostly related to the Goldfield Project.

Expensed exploration and evaluation expenditures of $23.5 million were recognized in the fourth quarter of 2022 compared to $7.3 million in the fourth quarter of 2021. The increase was primarily due to drilling activities and technical studies undertaken as part of project development activities at the Goldfield Project, and the brownfield exploration activities at the Mount Milligan Mine. The total expenditures of $23.5 million recognized in the fourth quarter of 2022 comprised of:

- $8.0 million of project development costs at the Goldfield Project (nil in the fourth quarter of 2021);
- $6.2 million of drilling and related costs at the Goldfield Project (nil in the fourth quarter of 2021);
- $2.1 million of drilling and related costs at the Mount Milligan Mine ($1.1 million in the fourth quarter of 2021);
- $1.4 million of drilling and related costs at the Öksüt Mine ($0.6 million in the fourth quarter of 2021); and
- $5.8 million of drilling and related costs across the Company's other exploration projects ($5.6 million in the fourth quarter of 2021).

A non-cash impairment loss of $145.9 million ($138.2 million, net of tax) was recognized in the fourth quarter of 2022, related to the Kemess Project. The impairment loss reflects the lack of capital allocation to fund the project's advancement in 2023 or near future. An impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the fourth quarter of 2021, related to the Mount Milligan Mine.

Reclamation recovery was $3.5 million in the fourth quarter of 2022 compared to reclamation expense of $24.3 million in the fourth quarter of 2021. The $3.5 million reclamation recovery at sites on care and maintenance in the Molybdenum BU was primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher short-term inflation and an increase in the scope of reclamation activities at the Endako Mine and the Thompson Creek Mine.

Other non-operating income of $9.2 million was recognized in the fourth quarter of 2022 compared to other non-operating expenses of $9.4 million in the fourth quarter of 2021. The decrease in expenses was primarily due to a decrease in litigation and related costs incurred in connection with the seizure of the Kumtor Mine, non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan and higher interest income earned on the Company's cash balance from rising interest rates.

The Company recognized an income tax recovery of $25.1 million in the fourth quarter of 2022, comprising current income tax expense of $0.6 million and a deferred income tax recovery of $25.7 million, compared to an income tax recovery of $61.6 million in the fourth quarter of 2021, comprising current income tax expense of $32.0 million and deferred income tax recovery of $93.6 million. The decrease in income tax recovery was primarily due to the drawdown in 2022 of the deferred tax assets recognized in the fourth quarter of 2021 at the Mount Milligan Mine, partially offset by the suspension of operations at the Öksüt Mine, the tax impact of the non-cash impairment loss recognized at the Kemess Project, and an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.

Year ended December 31, 2022 compared to 2021

Revenue of $850.2 million was recognized in 2022 compared to $900.1 million in 2021. The decrease in revenue was primarily due to a decrease in ounces of gold sold at the Öksüt Mine and a decrease in ounces of gold and pounds of copper sold at the Mount Milligan Mine, partially offset by higher molybdenum prices and an increase in pounds of molybdenum sold at the Molybdenum BU.

Gold production was 243,867 ounces in 2022 compared to 308,141 ounces in 2021. Gold production in 2022 included 189,177 ounces of gold from the Mount Milligan Mine, compared to 196,438 ounces in 2021, primarily due to lower gold grades, partially offset by higher recoveries and higher throughput as a result of higher mill runtime. The Öksüt Mine produced 54,691 ounces of gold in 2022 compared to 111,703 ounces of gold in 2021, primarily due to suspension of gold room operations at the ADR plant in March 2022.

Copper production at the Mount Milligan Mine was 73.9 million pounds in 2022 compared to 73.3 million pounds in 2021. The slight increase was due to higher throughput a result of higher mill runtime and higher recoveries, partially offset by lower copper grades.

The Langeloth Facility roasted and 13.5 million pounds and sold 13.4 million pounds of molybdenum in 2022 compared to 10.3 million pounds and 11.5 million pounds, respectively, in 2021. The increase in the molybdenum roasted and sold was primarily due to the execution on the business plan to reduce molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply.

Cost of sales of $671.7 million was recognized in 2022 compared to $608.2 million in 2021. The increase was primarily due to higher production costs at the Molybdenum BU related to higher average molybdenum prices paid to obtain product inventory to be processed, an increase in the pounds of molybdenum roasted and increased input costs due to rising inflation impacting ingredients, freight and contract services. In addition, there were higher production costs at the Mount Milligan Mine due to higher mining, processing and administrative expenses due to the impact of rising inflation in Canada and the onset of pricing pressure on input costs. Mining costs were impacted by higher spending on equipment spare parts, higher diesel prices and higher consumption of diesel in the period, partially offset by the effects of the Company's hedging program. Processing costs were higher primarily due to higher liner costs and higher salaries and wages, partially offset by lower contractor costs. Administrative costs were higher primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environmental projects. Partially offsetting the increase in production costs at the Mount Milligan Mine was the weakening of the Canadian dollar relative to the US dollar between the periods. In addition, there was a decrease in cost of sales at the Öksüt Mine primarily due to the weakening of the Turkish lira relative to the US dollar and capitalization of all mining, processing and administrative costs and DDA incurred in the second, third and fourth quarter of 2022 to production inventory as no gold ounces were sold. The overall decrease in production costs at the Öksüt Mine was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized. In addition, there were higher processing costs from an increase in hauling costs due to the higher fuel prices and an increase in site administrative costs due to higher consulting costs related to various information technology projects.

Gold production costs from continuing operations were $681 per ounce in 2022 compared to $604 per ounce in 2021. The increase in gold production costs per ounce from continuing operations was primarily due to a decrease in gold sold at the Mount Milligan Mine and the Öksüt Mine and the increase in production costs at the Mount Milligan Mine as noted above. The decrease was primarily due to lower production costs, partially offset by an increase in the royalty rate used in the calculation of royalties payable and lower ounces sold at the Öksüt Mine. The decrease in production costs at the Öksüt Mine was primarily due to the higher mining and processing grade in 2022 and capitalization of all mining, processing and site administrative costs incurred in the second, third and fourth quarter of 2022 to production inventory as no gold ounces were sold. The decrease in production costs was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized. In addition, there was an increase in processing costs due to higher hauling costs from higher fuel prices and an increase in site administrative costs due to higher insurance costs, consulting costs related to various information technology projects and higher community and social spending costs. In 2022, the Company did not experience significant impact on the operations of the Öksüt Mine from the Russian invasion in Ukraine as no critical consumables or reagents are sourced directly from Ukraine or Russia.

All-in sustaining costs on a by-product basis[NG] from continuing operations were $860 per ounce in 2022 compared to $649 per ounce in 2021. The increase was primarily due to a decrease in ounces of gold sold at the Mount Milligan Mine and at the Öksüt Mine, lower by-product credits from a decrease in pounds of copper sold and higher corporate administration costs, partially offset by lower sustaining capital expenditures[NG] at the Mount Milligan Mine.

All-in costs on a by-product basis[NG] were $1,201 per ounce in 2022 compared to $785 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basis[NG] and higher exploration and project development costs mostly related to the Goldfield Project.

Expensed exploration and evaluation costs were $66.5 million in 2022, compared to $26.1 million in 2021. The increase was primarily due to various drilling activities and technical studies undertaken as part of project development activities at the Goldfield Project, and the brownfield exploration activities at the Mount Milligan Mine. The total expenditures of $66.5 million recognized in 2022 comprised of:

- $18.9 million of project development costs at the Goldfield Project (nil in 2021);
- $10.6 million of drilling and related costs at the Goldfield Project (nil in 2021);
- $12.2 million of drilling and related costs at the Mount Milligan Mine ($5.6 million in 2021);

- $3.9 million of drilling and related costs at the Öksüt Mine ($1.5 million in 2021); and
- $20.9 million of drilling and related costs across the Company's other exploration projects ($19.0 million in 2021).

Corporate administration expenses were $47.2 million in 2022, compared to $27.1 million in 2021. The increase was primarily due to management changes and associated severance payments, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system and an increase in travel expenses.

Reclamation recovery, which primarily relates to movement in the reclamation liabilities in the Company's Molybdenum BU sites currently on care and maintenance, was $94.0 million in 2022 compared to the reclamation expense of $23.3 million in 2021. The reclamation recovery was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows. This was partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher inflation and an increase in the scope of reclamation activities required.

A gain on sale of $72.3 million (excluding contingent receivable consideration) was recognized in the first quarter of 2021 on the disposal of the Company's 50% interest in the Greenstone Partnership.

Other non-operating income of $1.9 million was recognized in 2022 compared to other non-operating expenses of $23.5 million in 2021. The decrease in expenses was primarily due to a decrease in litigation and related costs incurred in connection with the seizure of the Kumtor Mine, gain on derecognition of the employee health plan benefit provision at the Langeloth Facility and higher interest income earned on the Company's cash balance from rising interest rates.

Income tax expense of $32.8 million, comprising current income tax expense of $37.1 million and deferred income tax recovery of $4.3 million, was recognized in 2022, compared to an income tax recovery of $44.0 million, comprising current income tax expense of $40.1 million and deferred income tax recovery of $84.1 million in 2021. The increase in income tax expense was primarily due to the drawdown of the deferred tax assets recognized in 2021 at the Mount Milligan Mine, partially offset by the impact of the suspension of operation at the Öksüt Mine, the tax impact on the non-cash impairment loss recognized at the Kemess Project, and an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine.

Net loss from discontinued operations was $828.7 million in 2021. Net loss from discontinued operation was primarily due to the loss on the change of control of the Kumtor Mine of $926.4 million recognized in the second quarter of 2021.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at December 31, 2022 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)[3]			As at December 31, 2022	
Instrument	**Unit**	**Type**	**2023**	**2024**	**2025**	**2023**	**2024**	**2025**	**Total position[2]**	**Fair value ($'000's)**
FX Hedges										
USD/CAD zero-cost collars	CAD	Fixed	$1.26/ $1.32	$1.28/ $1.35	$1.32/ $1.39	$266.0 M (41%)	$159.0 M	$72.0 M	$497.0 M	(9,195)
USD/CAD forward contracts	CAD	Fixed	1.27	1.31	N/A	$145.0 M (23%)	$93.0 M	N/A	$238.0 M	(8,723)
Total						$411.0 M (64%)	$252.0 M	$72.0 M	$735.0 M	(17,918)
Fuel Hedges										
ULSD zero-cost collars	Barrels	Fixed	$86/$93	N/A	N/A	19,500 (13%)	N/A	N/A	19,500	628
ULSD swap contracts	Barrels	Fixed	$92	$93	N/A	63,200 (41%)	25,200	N/A	88,400	2,295
Total						82,700 (54%)	25,200	N/A	107,900	2,923
Copper Hedges[1]:										
Copper zero-cost collars	Pounds	Fixed	$4.00/ $4.91	$4.00/ $5.06	N/A	22.8 M (42%)	9.9 M	N/A	32.7 M	12,147
Gold/Copper Hedges (Royal Gold deliverables):[2]										
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	21,797	N/A	N/A	21,797	1,402
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	2.6M	N/A	N/A	2.6 M	(13)

(1) The copper hedge ratio is based on the forecasted copper pounds sold, net of the streaming arrangement with Royal Gold.
(2) Royal Gold hedging program with a market price determined on closing of the contract.
(3) % of exposure hedged is calculated with reference to to expected expenditure incurred in Canadian dollars, fuel consumed and copper pounds sold as outlined in the "Outlook" section and might be subject to change.

The realized (loss) gain recorded in the consolidated statements of loss was as follows:

	Three months ended December 31,			**Years ended December 31,**		
($ millions)	**2022**	2021	% Change	**2022**	2021	% Change
Foreign exchange hedges	**(3,336)**	3,789	(188)%	**779**	17,543	(96)%
Fuel hedges	**2,138**	945	126 %	**8,778**	20,631	(57)%
Copper hedges	**969**	(13,150)	(107)%	**3,470**	(50,259)	(107)%

The Company's zero-cost copper collars are settled based on monthly average copper prices, protecting a price floor with participation to the upside of the call strike price. See more details on the Company's policy and accounting treatment in note 26 of the consolidated financial statements for the year ended December 31, 2022.

As at December 31, 2022, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	December 31, 2022	December 31, 2021	December 31, 2020
Total Assets	**2,335.9**	2,676.6	3,136.0
Total Liabilities	**525.6**	633.0	670.0
Current Liabilities	274.8	227.4	257.8
Non-current Liabilities	250.8	405.6	412.2
Total Equity	**1,810.3**	2,043.6	2,466.0

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company's consolidated statements of financial position. The assets and liabilities presented as at December 31, 2022 and December 31, 2021 do not include the Kumtor Mine.

Cash as at December 31, 2022 was $531.9 million compared to $947.2 million as at December 31, 2021. The decrease was primarily due to cash consideration of $176.7 million paid on closing for the acquisition of Goldfield Project, consideration of $104.5 million paid to repurchase and cancel Kyrgyzaltyn's 77,401,766 Centerra common shares as part of the Transaction contemplated by the Arrangement Agreement and 2,183,900 Centerra shares under a Normal Course Issuer Bid, a free cash flow deficit[NG] of $82.9 million and dividends paid of $47.7 million during the year ended December 31, 2022.

Amounts receivable as at December 31, 2022 were $92.2 million compared to $76.8 million at December 31, 2021. The increase was primarily due to an increase in molybdenum sales and timing of cash collection on these sales.

Total inventories as at December 31, 2022 were $316.8 million compared to $221.2 million at December 31, 2021. The increase in inventories was primarily due to stored gold-in-carbon inventory, stockpiles inventory and heap leach pad inventory being accumulated at the Öksüt Mine due to the suspension of gold room operations at the ADR plant at the Öksüt Mine. In addition, there was an increase in molybdenum inventory at the Molybdenum Business Unit primarily due to a sudden rise of molybdenum prices, resulting in a large mark-to-market adjustment, partially offset by execution on the business plan to reduce molybdenum inventory volumes held.

Other current assets at December 31, 2022 was $49.8 million compared to $25.8 million at December 31, 2021. The increase was primarily due to the reclassification of the $25.0 million receivable from Orion related to Greenstone project from a non-current assets to a current assets.

The carrying value of PP&E as at December 31, 2022 was $1.27 billion and consistent with the balance as at December 31, 2021. In 2022, the Company recorded PP&E additions of $208.2 million resulting from the acquisition of the Goldfield Project and PP&E additions of $73.3 million related to ongoing capital projects at existing mines and projects, partially offset by the non-cash impairment loss of $145.9 million at the Kemess Project and the DDA of PP&E in the normal course of operations during the period.

Deferred income tax assets as at December 31, 2022 were $61.9 million compared to $101.3 million as at December 31, 2021. The decrease was primarily due to the tax effects of reversal of temporary differences between accounting and tax bases of the balances related to the Mount Milligan Mine, including the impact of foreign exchange rate changes on the temporary differences.

Income tax payable as at December 31, 2022 was $1.9 million compared to $25.3 million at December 31, 2021. The decrease was primarily due to tax payments made during the period and the decrease in current income taxes on income from the Öksüt Mine as a result of the suspension of gold room operations at the ADR plant.

Accounts payable and accrued liabilities as at December 31, 2022 were $199.4 million compared to $186.8 million at December 31, 2021. The increase was primarily due to higher trade payables accrued expenses due to effect of timing of vendor payments and an increase in mark-to-market payable relating to the purchase of molybdenum from higher

molybdenum price. The increase was partially offset by the lower amounts due to Royal Gold under the Mount Milligan Streaming Arrangement from lower copper prices as well as lower amount due on the settlement of derivatives from the payments made in 2022 and lower provision for share-based compensation primarily due to the effect of the decrease in the Company's share price.

The other current liabilities as at December 31, 2022 were $73.5 million compared to $15.3 million at December 31, 2021. The increase was primarily due to increase in the fair value of derivative liabilities, the increase in the current portion of the provision for reclamation for the Endako Mine and Kemess Project, the deferred revenue recognized at Mount Milligan Mine related to the advance payment received on the gold and copper concentrate for which no revenue was recognized in December 2022 and the deferred milestone payment of $30.9 million related to the acquisition of the Goldfield Project being re-classified to a current liability.

Deferred income tax liabilities as at December 31, 2022 were $8.7 million compared to $54.9 million at December 31, 2021. The decrease was primarily due to the tax effects of reversals of temporary differences between accounting and tax bases of the balances related to the Kemess Project and the Öksüt Mine, and the tax impact of the non-cash impairment loss at the Kemess Project recognized at December 31, 2022.

The long-term portion of the provision for reclamation as at December 31, 2022 was $227.9 million compared to $331.3 million at December 31, 2021. The decrease was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in the underlying future reclamation cash flows at all of the sites due to a variety of factors, including higher short-term inflation rates, timing of reclamation activities and updates to the reclamation closure plans.

Share capital as at December 31, 2022 was $886.5 million compared to $984.1 million at December 31, 2021. The decrease was primarily the result of the completion of the Arrangement Agreement and the repurchase and cancellation of all of Kyrgyzaltyn's 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.4 million, inclusive of withholding taxes and certain transaction costs. In addition, the Company repurchased and cancelled 2,183,900 Centerra common shares with a value of $11.2 million under the Normal Course Issuer Bid during the fourth quarter of 2022.

Contractual Obligations

The following table summarizes Centerra's contractual obligations as of December 31, 2022:

($ millions)		2023	2024	2025	2026	Thereafter	Total
Contractual commitments[(1)]	$	329.2 $	117.9 $	— $	— $	— $	447.1
Reclamation provisions[(2)]		11.4	12.2	0.3	9.6	351.9	385.4
Lease obligations		3.6	3.1	1.0	0.9	1.3	10.0
Total	**$**	**344.2 $**	**133.2 $**	**1.3 $**	**10.5 $**	**353.2 $**	**842.5**

(1) Excludes trade payables and accrued liabilities. Primarily relates to purchases of molybdenum concentrate under contracts with various mines around the world.

(2) Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

2023 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2023 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2023:

2023 Mandatory Commitments ($ millions):		
Contractual obligations[1]	$	344.2
Accounts payable and accrued liabilities (as at December 31, 2022)		199.4
Net income taxes payable (as at December 31, 2022)		1.9
Total 2023 mandatory expenditure commitments	**$**	**545.5**
2023 Discretionary Commitments[2]:		
Expected capital expenditures[NG]	$	67.5
Expected exploration and evaluation costs[3]		57.5
Total 2023 discretionary expenditure commitments	**$**	**125.0**
Total 2023 mandatory and discretionary expenditure commitments	**$**	**670.5**

(1) From the Contractual Obligations table.
(2) From the Outlook table, mid-point of the range.
(3) Excludes exploration costs expected to be capitalized which are included in the expected capital expenditures[NG].

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Mount Milligan Mine Financial and Operating Results

($millions, except as noted)	Three months ended December 31, 2022	2021	% Change	Years ended December 31, 2022	2021	% Change
Financial Highlights:						
Gold revenue	**66.8**	78.9	(15)%	**248.6**	267.9	(7)%
Copper revenue	**52.7**	61.7	(15)%	**216.5**	227.7	(5)%
Other by-product revenue	**1.7**	2.0	(15)%	**7.4**	10.3	(28)%
Total revenue	**121.2**	142.6	(15)%	**472.5**	505.9	(7)%
Production costs	**69.8**	70.0	— %	**269.0**	256.8	5 %
Depreciation, depletion, and amortization ("DDA")	**15.8**	21.7	(27)%	**79.2**	83.9	(6)%
Earnings from mine operations	**35.6**	50.9	(30)%	**124.3**	165.2	(25)%
Impairment reversal	**—**	(160.0)	(100)%	**—**	(160.0)	(100)%
Earnings from operations(1)	**29.7**	207.8	(86)%	**100.1**	309.2	(68)%
Cash provided by mine operations	**26.5**	63.5	(58)%	**161.6**	268.9	(40)%
Free cash flow from mine operations(2)	**15.6**	46.2	(66)%	**100.4**	201.5	(50)%
Additions to property, plant and equipment	**14.6**	28.9	(49) %	**49.2**	83.7	(41) %
Capital expenditures - total(2)	**10.0**	22.4	(55)%	**54.7**	70.8	(23)%
Sustaining capital expenditures(2)	**9.9**	20.2	(51)%	**53.1**	66.7	(20)%
Non-sustaining capital expenditures(2)	**0.1**	2.2	(95)%	**1.6**	4.1	(61)%
Operating Highlights:						
Tonnes mined (000s)	**10,185**	10,152	— %	**44,362**	43,588	2 %
Tonnes ore mined (000s)	**4,578**	3,554	29 %	**19,420**	18,323	6 %
Tonnes processed (000s)	**5,504**	5,448	1 %	**21,348**	20,900	2 %
Process plant head grade gold (g/t)	**0.47**	0.53	(11)%	**0.42**	0.46	(9)%
Process plant head grade copper (%)	**0.19%**	0.20%	(5)%	**0.20%**	0.21%	(5)%
Gold recovery (%)	**65.5%**	65.9%	(1)%	**66.9%**	65.8%	2 %
Copper recovery (%)	**79.5%**	74.8%	6 %	**81.9%**	78.3%	5 %
Concentrate produced (dmt)	**40,222**	37,161	8 %	**163,918**	162,250	1 %
Gold produced (oz) (3)	**53,222**	59,529	(11)%	**189,177**	196,438	(4)%
Gold sold (oz)(3)	**49,444**	58,642	(16)%	**187,490**	203,103	(8)%
Average realized gold price - combined ($/oz)(3)(4)	**1,352**	1,345	1 %	**1,326**	1,319	1 %
Copper produced (000s lbs)(3)	**16,909**	16,993	— %	**73,864**	73,275	1 %
Copper sold (000s lbs)(3)	**15,374**	17,184	(11)%	**73,392**	78,017	(6)%
Average realized copper price - combined ($/lb)(3)(4)	**3.43**	3.59	(4)%	**2.95**	2.92	1 %
Unit Costs:						
Gold production costs ($/oz)	**790**	670	18 %	**767**	683	12 %
All-in sustaining costs on a by-product basis ($/oz)(2)	**629**	518	21 %	**630**	508	24 %
All-in costs on a by-product basis ($/oz)(2)(5)	**672**	573	17 %	**704**	556	27 %
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	**950**	883	8 %	**956**	883	8 %
Copper production costs ($/lb)	**2.00**	1.79	12 %	**1.70**	1.51	13 %
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	**2.40**	2.34	3 %	**2.12**	1.94	9 %

(1) Includes exploration and evaluation costs and marketing and selling costs. 2021 figures include the impact of impairment reversal.

(2) Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

(3) Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

(4) This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.

(5) Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Fourth Quarter 2022 compared to Fourth Quarter 2021

Earnings from mine operations of $35.6 million were recognized in the fourth quarter of 2022 compared to $50.9 million in the fourth quarter of 2021. The decrease was primarily due to lower gold ounces and copper pounds sold, and lower average realized copper prices, partially offset by lower DDA primarily attributable to the increase in proven and probable reserves as a result of a life-of-mine update in 2022.

Mount Milligan Q4 cash provided by mine operations ($ millions)



63.5
(14.7)
(12.4)
(6.5)
(2.5)
(1.5)
0.2
0.3
26.5
Q4 2021
Working Capital
Gold Sold
Copper Sold
Copper Price
Cash Taxes
Production Costs
Gold Price
Q4 2022

Cash provided by mine operations of $26.5 million was recognized in the fourth quarter of 2022 compared to $63.5 million in the fourth quarter of 2021. The decrease was primarily due to lower average realized copper prices, lower gold ounces and copper pounds sold and an unfavourable working capital change. The unfavourable working capital change in the fourth quarter of 2022 as compared to the fourth quarter of 2021 was primarily due to the effect of the timing of concentrate shipments and the timing of vendor payments.

Free cash flow[NG] from mine operations of $15.6 million was recognized in the fourth quarter of 2022 compared to $46.2 million in the fourth quarter of 2021 primarily due to a decrease in cash provided by mine operations, partially offset by lower sustaining capital expenditures[NG].

During the fourth quarter of 2022, mining activities were carried out in phases 4, 7, and 9 of the open pit. Total tonnes mined were 10.2 million tonnes in the fourth quarter of 2022 and 10.2 million in the fourth quarter of 2021.

Total process plant throughput for the fourth quarter of 2022 was 5.5 million tonnes, averaging 59,829 tonnes per calendar day, compared to 5.4 million tonnes, averaging 59,223 tonnes per calendar day in the fourth quarter of 2021. The increase in throughput in the fourth quarter of 2022 was primarily due to higher SAG mill runtime compared to the fourth quarter of 2021, which had a longer scheduled shutdown for the SAG mill relining.

Gold production was 53,222 ounces in the fourth quarter of 2022 compared to 59,529 ounces in the fourth quarter of 2021 due to lower gold head grades and slightly lower recoveries, partially offset by higher mill throughput. During the fourth quarter of 2022, the average gold grades and recoveries were 0.47 g/t and 65.5% compared to 0.53 g/t and 65.9% in the fourth quarter of 2021. Total copper production was 16.9 million pounds in the fourth quarter of 2022 compared to 17.0 million pounds in the fourth quarter of 2021.The slight decrease was due to lower copper grades, partially offset by higher mill throughput and higher recoveries. During the fourth quarter of 2022, the average copper grade and recoveries were 0.19% and 79.5% compared to 0.20% and 74.8% in the fourth quarter of 2021. The Staged Flotation Reactors circuit has been operating since the beginning of May 2022. Circuit optimization and completion of full commissioning was completed in the fourth quarter of 2022 and initial results indicate elevated recoveries. The site management team plans to continue optimization efforts in 2023 to achieve steady operation at lower head grades.

Gold production costs were $790 per ounce in the fourth quarter of 2022 compared to $670 per ounce in fourth quarter of 2021. The increase was primarily due to lower gold ounces sold, partially offset by slightly lower production costs.

Slightly lower production costs were primarily due to a decrease in gold ounces sold, partially offset by higher mining and site administrative expenses due to the impact of rising inflation in Canada. Mining costs were impacted by higher spending on equipment spare parts, higher consumption of diesel in the period and higher diesel prices, partially offset by the effect of the Company's hedging program. Higher administrative costs were due to an increase in insurance costs and an increase in higher consulting costs related to various information technology and environmental projects. The weakening of the Canadian dollar relative to the US dollar between the periods helped to partially offset some of the cost increases.

Copper production costs were $2.00 per pound in the fourth quarter of 2022 compared to $1.79 per pound in the fourth quarter of 2021. The increase was primarily due to a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper, and a decrease in copper pounds sold.

Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounce[NG] ($/oz)


518
154
99
28
7
(3)
(174)
629
Q4 2021
Copper Credits
Ounces Sold
Other costs
Silver Credits
Production Costs
Sustaining Capital
Q4 2022

All-in sustaining costs on a by-product basis[NG] were $629 per ounce in the fourth quarter of 2022 compared to $518 per ounce in the fourth quarter of 2021. The increase was primarily due to lower gold ounces sold, lower copper credits as a result of lower copper pounds sold and lower average realized copper prices, partially offset by lower sustaining capital expenditures[NG].

All-in costs on a by-product basis[NG] were $672 per ounce in the fourth quarter of 2022 compared to $573 per ounce in the fourth quarter of 2021. The increase was due to higher all-in-sustaining costs on a by-product basis[NG] as noted above, partially offset by a decrease in non-sustaining capital expenditures.

Year ended December 31, 2022 compared to 2021

Earnings from mine operations of $124.3 million were recognized in 2022 compared to $165.2 million in 2021. The decrease was primarily due to lower gold ounces and copper pounds sold and higher production costs, partially offset by slightly higher average realized gold and copper prices and lower DDA primarily attributable to the increase in proven and probable reserves as a result of a life-of-mine update in 2022.

Mount Milligan YTD cash provided by mine operations ($ millions)


268.9
(60.2)
(20.6)
(13.5)
(12.2)
(4.4)
1.3
2.2
161.6
YTD 2021
Working Capital
Gold Sold
Copper Sold
Production Costs
Cash Taxes
Gold Price
Copper Price
YTD 2022

Cash provided by mine operations of $161.6 million was recognized in 2022 compared to $268.9 million in 2021. The decrease was primarily due to a decrease in gold ounces and copper pounds sold, higher production costs and an unfavourable change in working capital from the timing of vendor payments and timing of cash collection on concentrate sales.

Free cash flow[NG] from mine operations of $100.4 million was recognized in 2022 compared to $201.5 million in 2021. The decrease was primarily due to lower cash provided by mine operations, partially offset by lower sustaining capital expenditures.

During 2022, mining activities were carried out in Phases 4, 7, 8 and 9 of the open pit. Total tonnes mined were 44.4 million tonnes in 2022 compared to 43.6 million tonnes mined in 2021. The increased tonnage was primarily due to an increase in truck hours, partially offset by changes in haulage cycles.

The process plant throughput was 21.3 million tonnes, averaging 58,488 tonnes per calendar day, compared to 20.9 million tonnes in 2021, averaging 57,261 tonnes per calendar day. The increase in throughput was primarily due to higher mill runtime as a result of fewer scheduled major shutdowns executed in 2022 compared to 2021. Process plant throughput for 2022 set a new annual record for the Mount Milligan Mine.

Gold production was 189,177 ounces in 2022 compared to 196,438 ounces in 2021. The decrease was due to lower gold grades, partially offset by higher recoveries and higher throughput as a result of higher mill runtime. During 2022, the average gold grade was 0.42 g/t and recoveries were 66.9% compared to 0.46 g/t and 65.8% in 2021. Total copper production was 73.9 million pounds in 2022 compared to 73.3 million pounds in 2021. The slight increase was due to higher throughput a result of higher mill runtime and higher recoveries, partially offset by lower copper grades. The Staged Flotation Reactors circuit has been operating since beginning of May 2022 and initial results indicate elevated recoveries.

Gold production costs were $767 per ounce in 2022 compared to $683 per ounce in 2021. The increase was primarily due to higher production costs and higher mining, processing and administrative expenses due to the impact of rising inflation in Canada. Mining costs were impacted by higher spending on equipment spare parts, higher diesel prices and higher consumption of diesel in the period, partially offset by the effects of the Company's hedging program. Processing

costs were higher primarily due to higher liner costs and higher salaries and wages, partially offset by lower contractor costs. Administrative costs were higher primarily due to an increase in salaries and wages, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environment projects. The weakening of the Canadian dollar relative to the US dollar between the periods helped to partially offset some of the cost increases.

Copper production costs were $1.70 per pound in 2022 compared to $1.51 per pound in 2021, primarily due a decrease in copper pounds sold and higher production costs as noted above.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounce[NG] ($/oz)


508
60
55
48
14
10
(65)
630
YTD 2021
Production Costs
Copper Credits
Gold Sold
Silver Credits
Other costs
Sustaining Capital
YTD 2022

All-in sustaining costs on a by-product basis[NG] were $630 per ounce for 2022 compared to $508 per ounce in 2021. The increase was primarily due to a decrease in gold ounces sold, lower by-product credits from lower lower copper pounds sold and higher production costs as noted above, partially offset by lower sustaining capital expenditures.

All-in costs on a by-product basis[NG] were $704 per ounce in 2022 compared to $556 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basis[NG] and higher exploration expenses, partially offset by a decrease in non-sustaining capital expenditures.

Öksüt Mine

The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.

As outlined in the *Recent Events and Developments* section in this MD&A above, the Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 due to mercury having been detected in the gold room at the ADR plant and subsequently suspended leaching operations in August 2022. Processing of material into stored gold-in-carbon inventory also ceased in August 2022. As a result, some of the results for the three months and year ended December 31, 2022 are not directly comparable to the corresponding prior periods.

Öksüt Mine Financial and Operating Results

	Three months ended December 31,			Years ended December 31,		
($millions, except as noted)	**2022**	2021	% Change	**2022**	2021	% Change
Financial Highlights:						
Revenue	—	56.9	(100)%	**101.6**	199.4	(49)%
Production costs	—	10.4	(100)%	**21.1**	51.1	(59)%
Depreciation, depletion, and amortization ("DDA")	—	7.8	(100)%	**12.6**	30.2	(58)%
Earnings from mine operations	—	38.7	(100)%	**67.9**	118.1	(43)%
(Loss) earnings from operations(1)	**(3.4)**	39.2	(109)%	**61.3**	116.4	(47)%
Cash (used in) provided by mine operations	**(11.9)**	39.5	(130)%	**(17.5)**	131.7	(113)%
Free cash flow (deficit) from mine operations(2)	**(16.5)**	35.3	(147)%	**(33.5)**	111.6	(130)%
Additions to property, plant and equipment	**5.1**	9.3	(45)%	**14.2**	24.9	(43)%
Capital expenditures - total(2)	**4.6**	4.3	7 %	**16.0**	19.6	(18)%
Sustaining capital expenditures(2)	**4.6**	4.1	12 %	**16.0**	18.8	(15)%
Non-sustaining capital expenditures(2)	—	0.2	(100)%	—	0.8	(100)%
Operating Highlights:						
Tonnes mined (000s)	**995**	3,820	(74)%	**9,159**	15,251	(40)%
Tonnes ore mined (000s)	**715**	1,410	(49)%	**6,455**	4,352	48 %
Ore mined - grade (g/t)	**1.62**	2.18	(26)%	**1.85**	1.54	20 %
Ore crushed (000s)	**749**	1,047	(28)%	**3,678**	3,947	(7)%
Tonnes of ore stacked (000s)	**752**	1,064	(29)%	**3,776**	3,969	(5)%
Heap leach grade (g/t)	**1.90**	2.42	(21)%	**1.83**	1.54	19 %
Heap leach contained ounces stacked	**45,820**	82,943	(45)%	**222,625**	195,990	14 %
Gold produced (oz)	—	31,668	(100)%	**54,691**	111,703	(51)%
Additions to stored gold-in-carbon inventory (Koz)(4)	—	—	— %	**100-105**	—	100 %
Gold sold (oz)	—	31,670	(100)%	**54,704**	111,654	(51)%
Average realized gold price ($/oz)(3)	—	1,796	(100)%	**1,857**	1,786	4 %
Unit Costs:						
Gold production costs ($/oz)	**n/a**	328	n/a	**386**	457	(16)%
All-in sustaining costs on a by-product basis ($/oz)(2)	**n/a**	495	n/a	**791**	668	18 %
All-in costs on a by-product basis ($/oz)(2)	**n/a**	501	n/a	**891**	694	28 %

(1) Includes exploration and evaluation costs.
(2) Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
(3) This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.
(4) Represents a subset of the recoverable ounces in the ADR inventory as of December 31, 2022.

Fourth Quarter 2022 compared to Fourth Quarter 2021

No earnings from mine operations were reported in the fourth quarter of 2022 as a result of no ounces of gold sold due to the suspension of gold room operations at the ADR plant. Earnings from mine operations were $38.7 million in the fourth quarter of 2021.

Cash used in mine operations of $11.9 million was recognized in the fourth quarter of 2022, compared to cash provided by mine operations of $39.5 million in the fourth quarter of 2021. The decrease was primarily due to no ounces of gold sold and an unfavorable working capital change partially offset by lower production costs. The unfavorable change in working capital was primarily due to buildup of stockpiles and heap leach pad inventory and timing of vendor payments and lower collections of VAT refunds.

Free cash flow deficit from mine operations[NG] of $16.5 million was recognized in the fourth quarter of 2022, compared to the free cash flow from mining operations[NG] of $35.3 million in the fourth quarter of 2021. The decrease was primarily due to a decrease in cash provided by mine operations due to no ounces of gold being sold during the quarter.

Mining activities in the fourth quarter of 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 1.0 million tonnes in the fourth quarter of 2022 compared to 3.8 million tonnes in the fourth quarter of 2021. The decrease in tonnes mined was primarily due to not receiving a pasture land permit that would otherwise have allowed the Company to expand the footprint of the current pits and increase the amount of waste available to be mined as well as unfavourable weather conditions. Approval of the enlarged pasture land permit was received in January 2023.

Processing activities in the fourth quarter of 2022 were focused on the preparation and stacking of the heap leach pad. In the fourth quarter of 2022 the Öksüt Mine stacked 0.8 million tonnes at an average grade of 1.90 g/t, containing 45,820 ounces of gold, compared to 1.1 million tonnes stacked at an average grade of 2.42 g/t, containing 82,943 ounces of gold in the fourth quarter of 2021. The decrease in contained ounces stacked in the fourth quarter of 2022 was primarily due to lower mined grade and current EIA crusher limits.

No gold production was reported in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production in the fourth quarter of 2021 was 31,668 ounces. No gold production costs were reported in the fourth quarter of 2022 as there was no gold sold. Gold production costs per ounce were $328 in the fourth quarter of 2021.

During the fourth quarter of 2022, mining, stockpiling, crushing and stacking continued at the site throughout the quarter. However, leaching was suspended in August 2022. Gold material inventory was being accumulated in carbon and stored in bags onsite. As of December 31, 2022, there was a balance of recoverable ounces of approximately 100,000 in the stored gold-in-carbon inventory as compared to nil as of December 31, 2021. These stored gold-in-carbon recoverable ounces represent additional ounces to the 54,690 ounces produced as gold doré prior to the suspension of gold room operations in the ADR plant. In addition, the Öksüt Mine had approximately 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad as at December 31, 2022.

As of December 31, 2022, the weighted average cost in inventory per recoverable ounce, which excludes royalty costs, was $442 as compared to $500 as of December 31, 2021. The weighted average cost in inventory per recoverable ounce includes a portion of production costs and an attributable portion of DDA capitalized to production inventory.

ADR plant inventory	December 31, 2022	December 31, 2021
Weighted average production cost in inventory per recoverable ounce	$ 232	$ 251
Weighted average DDA in inventory per recoverable ounce	210	249
Weighted average cost in inventory per recoverable ounce	$ 442	$ 500

The weighted-average production cost in inventory per ounce of gold has not been significantly affected by the suspension of gold room operations in the ADR plant. In the fourth quarter of 2022, the Company did not experience any significant impact on the operations of the Öksüt Mine from the Russian invasion in Ukraine as no critical consumables or reagents are sourced directly from Ukraine or Russia. Certain reagents and consumables may be indirectly impacted

by the Russian invasion in Ukraine in the future, and the Company continues to monitor for any impact on its operations. The Company also has not experienced any significant impact on the operation of the Öksüt Mine from the earthquake in the southeastern portion of the country.

All-in sustaining costs on a by-product basis[NG] or all-in costs on a by-product basis[NG] per ounce were not reported in the fourth quarter of 2022 as no ounces of gold were sold. All-in sustaining costs on a by-product basis[NG] and all-in costs on a by-product basis[NG] in the fourth quarter of 2021 were $495 and $501 per ounce, respectively.

Year ended December 31, 2022 compared to 2021

Earnings from mine operations were $67.9 million in 2022 compared with $118.1 million in 2021. The decrease was primarily due to a decrease in ounces of gold sold.

Oksut Mine YTD cash (used in) provided by mine operations ($ millions)


131.7
(101.7)
(43.1)
(38.3)
3.9
30.0
(17.5)
YTD 2021
Gold Sold
Cash Taxes
Working Capital
Gold Price
Production Costs
YTD 2022

Cash used in mine operations was $17.5 million in 2022 compared with cash provided by mine operations of $131.7 million in 2021. The decrease was primarily due to lower ounces of gold sold, higher cash taxes paid and an unfavorable working capital change, partially offset by lower production costs. The higher cash taxes paid were primarily due to a higher withholding tax expense incurred on a dividend distribution and taxation at the full statutory income tax rate due to utilization of investment incentive certificate available to be used as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities. The unfavorable working capital change was primarily due to cash utilized to build-up stored gold-in-carbon inventory as well stockpiles and heap leach pad inventory, timing of vendor payments and lower collection of VAT refund.

Free cash flow deficit[NG] from mine operations was $33.5 million in 2022 compared with the free cash flow[NG] of $111.6 million in 2021. The decrease was primarily due to lower cash provided by mine operations partially offset by lower sustaining capital expenditures[NG] mainly from lower capitalized stripping costs.

Mining activities in 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 9.2 million tonnes in 2022 compared to 15.3 million tonnes in 2021. The decrease in tonnes mined was primarily due to not receiving a pasture land permit that would otherwise have allowed the Company to expand the footprint of the current pits and increase the amount of waste available to be mined. Approval of the enlarged pasture land permit was received in January 2023.

Processing activities in 2022 were mostly focused on the preparation, stacking and irrigation of the heap leach pad, with 3.8 million tonnes stacked at an average grade of 1.83 g/t containing 222,625 ounces of gold compared with 4.0 million

tonnes stacked in 2021 at an average grade of 1.54 g/t containing 195,990 ounces of gold. The decrease in in ore tonnes stacked was primarily due to current EIA crusher limits, partially offset by the lower strip ratio. The increase in contained ounces stacked in 2022 was primarily due to ore mined from a portion of the Keltepe pit with higher grade mineralization.

Gold production was 54,691 ounces in 2022 compared to 111,703 ounces in 2021, primarily due to suspension of gold room operations in the ADR plant in March 2022.

Gold production costs were $386 per ounce in 2022 compared with $457 per ounce in 2021. The decrease was primarily due to lower production costs and lower ounces sold. The decrease in production costs was primarily due to the weakening of the Turkish lira relative to the US dollar and capitalization of all mining, processing and administrative costs incurred in the second, third and fourth quarter of 2022 to production inventory as no gold ounces were sold. The decrease in production costs was partially offset by higher mining contractor costs from higher fuel prices and a lower strip ratio, resulting in a lower portion of mining costs being capitalized. In addition, there was an increase in processing costs from higher hauling costs from higher fuel prices and an increase in site administrative costs due to higher consulting costs related to various information technology projects.

Oksut Mine YTD All-in sustaining costs on a by-product basis per ounce[NG] ($)


668
404
(24)
(53)
(204)
791
YTD 2021
Gold Sold
Sustaining CAPEX
Royalty
Production Costs
YTD 2022

All-in sustaining costs on a by-product basis[NG] were $791 per ounce in 2022 compared with $668 per ounce in 2021. The increase was primarily due to a decrease in ounces of gold sold, partially offset by lower production costs and lower sustaining capital expenditures[NG] mainly from lower capitalized stripping expenditures.

All-in costs on a by-product basis[NG] were $891 per ounce in 2022 compared with $694 per ounce in 2021. The increase was primarily due to higher all-in sustaining costs on a by-product basis[NG] and higher exploration expenditures.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia.

The Company continues to evaluate strategic options for the Molybdenum Business Unit, including a potential restart of the Thompson Creek Mine, with due consideration given to global molybdenum prices currently trading above $30 per pound and the long term economic outlook for supply and demand forecasts.

Molybdenum BU Financial and Operating Results

	Three months ended December 31,			Years ended December 31,		
($millions, except as noted)	**2022**	2021	% Change	**2022**	2021	% Change
Financial Highlights:						
Total revenue	**87.2**	51.6	69 %	**276.1**	194.8	42 %
Production costs	**88.3**	51.5	71 %	**284.5**	179.7	58 %
Depreciation, depletion, and amortization ("DDA")	**1.4**	1.5	(7)%	**5.2**	6.4	(19)%
(Loss) earnings from mine operations	**(2.5)**	(1.4)	79 %	**(13.6)**	8.7	(256)%
Care and maintenance costs - Molybdenum mines	**5.5**	4.3	28 %	**18.4**	14.6	26 %
Reclamation (recovery) expense	**(3.4)**	24.1	(114)%	**(94.0)**	23.2	(505)%
Other operating expenses	**0.6**	0.6	— %	**1.9**	2.2	(14)%
Net (loss) earnings from operations	**(5.2)**	(30.4)	(83)%	**60.1**	(31.4)	(291)%
Cash provided by (used in) operations	**8.6**	(15.8)	(154)%	**(9.3)**	(37.3)	(75)%
Free cash flow (deficit) from operations[(1)]	**8.6**	(17.2)	(150)%	**(10.4)**	(39.8)	(74)%
Additions to property, plant and equipment	**0.8**	1.4	(43)%	**1.8**	2.5	(28)%
Total capital expenditures[(1)]	**0.8**	1.4	(43)%	**1.9**	2.5	(24)%
Operating Highlights:						
Mo roasted (lbs)	**4,550**	2,475	84 %	**13,497**	10,286	31 %
Mo sold (lbs)	**4,040**	2,361	71 %	**13,448**	11,461	17 %
Average market Mo price ($/lb)	**21.49**	18.89	14 %	**18.73**	15.98	17 %

(1) Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

Fourth Quarter 2022 compared to Fourth Quarter 2021

Net loss from operations of $5.2 million were recognized in the fourth quarter of 2022 compared to net loss of $30.4 million in the fourth quarter of 2021. The decrease in net loss from operations was mainly due to a reclamation recovery during the fourth quarter of 2022 compared to a reclamation expense during the fourth quarter of 2021 from an increase in the risk-free interest rates applied to the underlying future reclamation cash flows in the fourth quarter of 2022. Partially offsetting a decrease in net loss from operations was an increase in loss from mine operations primarily due to higher average molybdenum prices paid to obtain third-party molybdenum concentrate to be processed and increased production costs due to rising inflation impacting ingredients, freight and contract services.

Cash provided by operations of $8.6 million was recognized in the fourth quarter of 2022, compared to cash used in operations of $15.8 million in the fourth quarter of 2021. The increase in cash provided by operations is primarily due to a favourable working capital movement from the effect of a reduction in molybdenum inventory. The total working capital balance of the Molybdenum BU was $105.9 million at December 31, 2022 compared to $121.8 million at September 30, 2022.

Free cash flow from operations[NG] of $8.6 million was recognized in the fourth quarter of 2022, compared to free cash flow deficit from operations[NG] of $17.2 million in the fourth quarter of 2021. The increase was primarily due to a decrease in working capital as noted above.

The Langeloth Facility roasted and 4.6 million pounds and sold 4.0 million pounds of molybdenum in the fourth quarter of 2022, compared to 2.5 million pounds and 2.4 million pounds, respectively in the fourth quarter of 2021. This increase in the molybdenum roasted was primarily due to the execution of the business plan to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from a increase in concentrate supply.

In the fourth quarter of 2022, the market molybdenum price continued to increase, averaging $26.13 per pound during December 2022 and reaching $31.85 per pound on December 31, 2022. While this trend resulted in a positive impact on 523,000 pounds sold at spot prices in December 2022, it has a negative impact on pounds purchased at lower provisional prices in November and December 2022 that are expected to settle at higher prices in the first quarter of 2023, resulting

in a cash outflow. At December 31, 2022, there were 3.3 million pounds of purchased molybdenum outstanding under contracts awaiting final settlement in first quarter of 2023. All these pounds were adjusted to a market price of $31.00 per pound at the end of the year, resulting in an increase to molybdenum inventory of $28.5 million from previously recorded provisional prices.



Sum of $/lbs.
Moly Oxide Pricing $USD/lb
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1 2 3 4 5 6 7 8 9 10 11 12
2020
1 2 3 4 5 6 7 8 9 10 11 12
2021
1 2 3 4 5 6 7 8 9 10 11 12
2022
1
2023

Year ended December 31, 2022 compared to 2021

Net earnings from operations of $60.1 million were recognized in 2022 compared to net loss from operations of $31.4 million in 2021. The increase in net earnings from operations was mainly from a reclamation recovery compared to a reclamation expense in 2021 primarily due to an increase in the risk-free interest rates applied to the underlying future reclamation cash flows, partially offset by an increase in loss from mine operations. An increase in loss from mine operations was primarily due to higher average molybdenum prices paid for third-party molybdenum concentrate to be processed and increased production costs due to rising inflation impacting ingredients, freight and contract services. Cash used in operations was $9.3 million in 2022 compared to cash used in operations of $37.3 million in 2021. The decrease in cash used in operations was primarily due to a favourable working capital movement due to implementation of a revised business plan to reduce inventory quantities on hand. This was partially offset by higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month early in 2022.

Free cash flow deficit from operations[NG] of $10.4 million was recognized in 2022 compared to $39.8 million in 2021, primarily due to lower cash used in operations, as noted above.

The Langeloth Facility roasted and sold 13.5 million pounds and 13.4 million pounds of molybdenum, respectively, in 2022 compared to 10.3 million pounds and 11.5 million pounds, respectively, in 2021. The increase in the molybdenum roasted and sold was primarily due to due to the execution of the business plan to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from a increase in concentrate supply.

Discontinued Operations

Kumtor Mine

As a result of the loss of control, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is presenting no financial and operating results pertaining to the year ended December 31, 2022.

Kumtor Mine Financial and Operating Results

($millions, except as noted)	**Three months ended December 31,**		**Years ended December 31,**	
	2022	2021	**2022**	2021
Financial Highlights:				
Revenue	—	—	—	264.1
Production costs	—	—	—	72.6
Depreciation, depletion and amortization	—	—	—	57.9
Earnings from mine operations	—	—	—	133.6
Loss on the change of control of the Kumtor Mine	—	—	—	(926.4)
Net earnings from discontinued operations	—	—	—	(828.7)
Cash provided by operating activities from discontinued operations	—	—	—	143.9
Cash used in investing activities from discontinued operations	—	—	—	96.1
Net cash flow from discontinued operations	—	—	—	47.8
Free cash flow from discontinued operations[(1)]	—	—	—	53.7
Operating Highlights:				
Tonnes mined (000s)	—	—	—	74,261
Tonnes ore mined (000s)	—	—	—	1,298
Tonnes processed (000s)	—	—	—	2,343
Process plant head grade (g/t)	—	—	—	2.52
Gold recovery (%)[(2)]	—	—	—	71.5%
Gold produced (oz)	—	—	—	139,830
Gold sold (oz)	—	—	—	147,800
Unit Costs:				
Gold production costs ($/oz)	—	—	—	491
All-in sustaining costs on a by-product basis ($/oz)[(1)]	—	—	—	929
All-in costs on a by-product basis ($/oz)[(1)]	—	—	—	1,414

(1) Non-GAAP measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) Metallurgical recoveries are based on recovered gold, not produced gold.

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized an initial gain on sale of $72.3 million (excluding any contingent consideration). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction and thus the initial contingency payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. As a result, the Company recognized an additional gain on the sales of its interest in the Greenstone Partnership of $25.0 million in the fourth quarter of 2021.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the

business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of December 31, 2022 due to significant uncertainty associated with the Greenstone project.

Annual Results – Previous Three Years

As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company's consolidated financial results. Accordingly, the annual results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	**2022**	**2021**	**2020**
Revenue	**850**	900	721
Net (loss) earnings from continuing operations [1]	**(77)**	447	16
Basic (loss) earnings per share - continuing operations	**(0.29)**	1.51	0.05
Diluted (loss) earnings per share - continuing operations	**(0.31)**	1.48	0.05
Net (loss) earnings[2]	**(77)**	(382)	409
Basic (loss) earnings per share[2]	**(0.29)**	(1.29)	1.39
Diluted (loss) earnings per share[2]	**(0.31)**	(1.29)	1.37
Cash dividends declared per common share (C$)	**0.28**	0.24	0.18

(1) Net loss in 2022 reflects the impact of non-cash impairment loss at the Kemess Project. Net earnings from continuing operations in 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.
(2) Net loss in 2021 reflects the impact of derecognition of the Kumtor Mine.

Quarterly Results – Previous Eight Quarters

As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company's consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	**2022**				**2021**			
quarterly data unaudited	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Revenue	**208**	179	168	295	251	221	202	226
Net (loss) earnings from continuing operations[1]	**(130)**	(34)	(3)	89	275	28	33	111
Basic (loss) earnings per share - continuing operations	**(0.59)**	(0.14)	(0.01)	0.30	0.93	0.09	0.11	0.38
Diluted (loss) earnings per share - continuing operations	**(0.59)**	(0.15)	(0.01)	0.30	0.92	0.09	0.10	0.37
Net (loss) earnings[2]	**(130)**	(34)	(3)	89	275	28	(852)	167
Basic (loss) earnings per share[2]	**(0.59)**	(0.14)	(0.01)	0.30	0.93	0.09	(2.87)	0.57
Diluted (loss) earnings per share[2]	**(0.59)**	(0.15)	(0.01)	0.30	0.92	0.09	(2.87)	0.55

(1) Net loss in Q4 2022 reflects the impact of non-cash impairment loss at the Kemess Project. Net earnings from continuing operations in Q4 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.
(2) Net loss in Q2 2021 reflects the impact of derecognition of the Kumtor Mine.

Related Party Transactions

Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended December 31,		Years ended December 31,	
	2022	2021	**2022**	2021
Gross gold and silver sales to Kyrgyzaltyn	**$ —**	$ —	**$ —**	$ 265,407
Deduct: refinery and financing charges	**—**	—	**—**	(1,248)
Net revenue received from Kyrgyzaltyn[(1)]	**$ —**	$ —	**$ —**	$ 264,159

(1) Presented in results from discontinued operations.

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn's 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and $7.0 million paid in direct and incremental transaction costs to effect the Transaction.

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2022 and 2021, remuneration to key management personnel was as follows:

	2022	2021
Director fees earned and other compensation	**$ 740**	$ 754
Salaries and benefits[(1)]	**12,568**	7,830
Share-based compensation	**273**	1,894
Total compensation	**$ 13,581**	$ 10,478

(1) Includes severance costs of $7.9 million.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2022.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company's management, including the Interim CEO and CFO, is responsible for the design of disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission's ("COSO") revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company's internal controls over financial reporting that occurred during 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra's Interim CEO and CFO. Based on these evaluations, the Interim CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout 2022.

Non-GAAP and Other Financial Measures

This MD&A contains "specified financial measures" within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company's ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council ("WGC") guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company's recognized measures presented in accordance with IFRS.

Definitions

As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company's continuing operations. Consequently, the following non-GAAP financial measures were added in this MD&A: adjusted net (loss) earnings from continuing operations; free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations, and the following non-GAAP ratio was added in this MD&A: adjusted net (loss) earnings from continuing operations per common share (basic and diluted). These measures are calculated in a similar fashion as the equivalent non-GAAP financial measures and ratios presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:

- *All-in sustaining costs on a by-product basis per ounce* is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of loss, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue (added in the current period and applied retrospectively to the previous period). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
- *All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper*, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an

allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the fourth quarter and year ended December 31, 2022, 394 pounds and 450 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

- *Sustaining capital expenditures* and *Non-sustaining capital expenditures* are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. *Non-sustaining capital expenditures* are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
- *All-in costs on a by-product basis per ounce* is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. All-in costs on a by-product basis per ounce for the Kumtor Mine include revenue-based taxes. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
- *Adjusted net (loss) earnings* is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the consolidated statements of loss and comprehensive loss for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
- *Adjusted net (loss) earnings from continuing operations* is a non-GAAP financial measure calculated by adjusting net earnings from continuing operations as recorded in the consolidated statements of loss and comprehensive loss for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. A reconciliation of adjusted net earnings from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
- *Free cash flow (deficit) from continuing operations* is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
- *Free cash flow (deficit) from mine operations* is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
- *Free cash flow from discontinued operations* is a non-GAAP financial measure calculated as cash provided by operating activities from discontinued operations less property, plant and equipment additions associated with discontinued operations. A reconciliation of free cash flow from discontinued operations to the nearest IFRS measures is set out below.
- *Adjusted free cash flow (deficit) from operations* is a non-GAAP financial measure calculated as free cash flow adjusted for items not associated with ongoing operations. A reconciliation of adjusted free cash flow from

operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash from ongoing operations available to reinvest in the Company and allocate for shareholder returns.

- *Average realized gold price* is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
- *Average realized copper price* is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
- *Total liquidity* is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31,							
	Consolidated[2]		Mount Milligan		Öksüt		Kumtor	
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	**39.0**	49.7	**39.0**	39.3	—	10.4	—	—
Production costs attributable to copper	**30.8**	30.7	**30.8**	30.7	—	—	—	—
Total production costs excluding molybdenum segment, as reported	**69.8**	80.4	**69.8**	70.0	—	10.4	—	—
Adjust for:								
Third party smelting, refining and transport costs	**3.5**	2.3	**3.5**	2.2	—	0.1	—	—
By-product and co-product credits	**(54.3)**	(63.8)	**(54.3)**	(63.8)	—	—	—	—
Adjusted production costs	**19.0**	18.9	**19.0**	8.4	—	10.5	—	—
Corporate general administrative and other costs	**12.1**	7.3	**0.4**	(0.1)	—	—	—	—
Reclamation and remediation - accretion (operating sites)	**1.7**	1.5	**0.5**	0.5	**1.2**	1.0	—	—
Sustaining capital expenditures	**14.5**	24.3	**9.9**	20.2	**4.6**	4.1	—	—
Sustaining leases	**1.5**	1.4	**1.3**	1.3	**0.2**	0.1	—	—
All-in sustaining costs on a by-product basis	**48.8**	53.4	**31.1**	30.3	**6.0**	15.7	—	—
Exploration and evaluation costs	**23.0**	6.4	**2.0**	1.1	**1.4**	—	—	—
Non-sustaining capital expenditures[1]	**0.1**	2.4	**0.1**	2.2	—	0.2	—	—
Care and maintenance and other costs	**5.8**	4.0	—	—	**1.3**	—	—	—
All-in costs on a by-product basis	**77.7**	66.2	**33.2**	33.6	**8.7**	15.9	—	—
Ounces sold (000s)	**49.4**	90.3	**49.4**	58.6	—	31.7	—	—
Pounds sold (millions)	**15.4**	17.2	**15.4**	17.2	—	—	—	—
Gold production costs ($/oz)	**790**	550	**790**	670	**n/a**	328	—	—
All-in sustaining costs on a by-product basis ($/oz)	**987**	591	**629**	518	**n/a**	495	—	—
All-in costs on a by-product basis ($/oz)	**1,572**	732	**672**	573	**n/a**	501	—	—
Gold - All-in sustaining costs on a co-product basis ($/oz)	**1,308**	829	**950**	883	**n/a**	495	—	—
Copper production costs ($/pound)	**2.00**	1.79	**2.00**	1.79	**n/a**	n/a	**n/a**	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	**2.40**	2.34	**2.40**	2.34	**n/a**	n/a	**n/a**	n/a

(1) Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

(Unaudited - $millions, unless otherwise specified)	Years ended December 31, Consolidated[(2)] 2022	Consolidated[(2)] 2021	Mount Milligan 2022	Mount Milligan 2021	Öksüt 2022	Öksüt 2021	Kumtor[(3)] 2022	Kumtor[(3)] 2021
Production costs attributable to gold	**164.9**	189.9	**143.8**	138.8	**21.1**	51.1	—	72.6
Production costs attributable to copper	**125.1**	118.0	**125.1**	118.0	—	—	—	—
Total production costs excluding molybdenum segment, as reported	**290.0**	307.9	**268.9**	256.8	**21.1**	51.1	—	72.6
Adjust for:								
Third party smelting, refining and transport costs	**12.1**	11.1	**11.9**	10.1	**0.2**	1.0	—	1.2
By-product and co-product credits	**(223.8)**	(238.0)	**(223.8)**	(238.0)	—	—	—	—
Community costs related to current operations	—	—	—	—	—	—	—	2.6
Adjusted production costs	**78.3**	81.0	**57.0**	28.9	**21.3**	52.1	—	76.4
Corporate general administrative and other costs	**47.8**	27.7	**1.1**	1.0	—	—	—	—
Reclamation and remediation - accretion (operating sites)	**7.2**	4.9	**1.8**	1.8	**5.4**	3.1	—	0.3
Sustaining capital expenditures	**69.1**	85.5	**53.1**	66.7	**16.0**	18.8	—	60.6
Sustaining lease payments	**5.8**	5.4	**5.1**	4.8	**0.6**	0.6	—	—
All-in sustaining costs on a by-product basis	**208.2**	204.5	**118.1**	103.2	**43.3**	74.6	—	137.3
Revenue-based taxes	—	—	—	—	—	—	—	37.0
Exploration and study costs	**65.7**	23.6	**12.2**	5.6	**3.8**	2.1	—	8.8
Non-sustaining capital expenditures[(1)]	**2.1**	5.3	**1.6**	4.1	—	0.8	—	25.9
Care and maintenance and other costs	**14.8**	14.1	—	—	**1.7**	—	—	—
All-in costs on a by-product basis	**290.8**	247.4	**131.9**	112.9	**48.8**	77.5	—	209.0
Ounces sold (000s)	**242.2**	314.8	**187.5**	203.1	**54.7**	111.7	—	147.8
Pounds sold (millions)	**73.4**	78.0	**73.4**	78.0	—	—	—	—
Gold production costs ($/oz)	**681**	604	**767**	683	**386**	457	—	491
All-in sustaining costs on a by-product basis ($/oz)	**860**	649	**630**	508	**791**	668	—	929
All-in costs on a by-product basis ($/oz)	**1,201**	785	**704**	556	**891**	694	—	1,414
Gold - All-in sustaining costs on a co-product basis ($/oz)	**1,112**	891	**956**	883	**791**	668	—	929
Copper production costs ($/pound)	**1.70**	1.51	**1.70**	1.51	**n/a**	n/a	**n/a**	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	**2.12**	1.94	**2.12**	1.94	**n/a**	n/a	**n/a**	n/a

(1) Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

(2) Presented on a continuing operations basis, excluding the results from the Kumtor Mine.

(3) Results from the period ended December 31, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,	
($millions, except as noted)	**2022**	2021	**2022**	2021
Net (loss) earnings	**$ (130.1)**	$ 274.9	**$ (77.2)**	$ (381.8)
Adjust for items not associated with ongoing operations:				
Loss of control of the Kumtor Mine	**—**	—	**—**	926.4
Kumtor Mine legal costs and other related costs	**—**	11.3	**15.0**	27.5
Gain from the discontinuance of Kumtor Mine hedge instruments	**—**	—	**—**	(15.3)
Impairment loss (reversal), net of tax	**138.2**	(117.3)	**138.2**	(117.3)
Gain on the sale of Greenstone property	**—**	(25.0)	**—**	(97.3)
Reclamation (recovery) expense at sites on care and maintenance	**(3.4)**	24.2	**(94.2)**	24.1
Gain on derecognition of the employee health plan benefit provision at the Langeloth Facility	**(4.4)**	—	**(4.4)**	—
Income and mining tax adjustments[1]	**(14.0)**	(132.7)	**13.2**	(132.7)
Adjusted net (loss) earnings	**$ (13.7)**	$ 35.4	**$ (9.4)**	$ 233.6
Net (loss) earnings per share - basic	**$ (0.59)**	$ 0.93	**$ (0.29)**	$ (1.29)
Net (loss) earnings per share - diluted	**$ (0.59)**	$ 0.92	**$ (0.31)**	$ (1.29)
Adjusted net (loss) earnings per share - basic	**$ (0.06)**	$ 0.12	**$ (0.04)**	$ 0.79
Adjusted net (loss) earnings per share - diluted	**$ (0.06)**	$ 0.12	**$ (0.04)**	$ 0.77

(1) Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes and an election made under local legislation to account for inflation and increase the tax value of Öksüt Mine's assets

Adjusted net (loss) earnings from continuing operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,	
($millions, except as noted)	**2022**	2021	**2022**	2021
Net (loss) earnings from continuing operations	**$ (130.1)**	$ 274.9	**$ (77.2)**	$ 446.9
Adjust for items not associated with ongoing operations:				
Kumtor Mine litigation and other related costs	**—**	11.3	**15.0**	25.5
Impairment loss (reversal), net of tax	**138.2**	(117.3)	**138.2**	(117.3)
Gain on the sale of Greenstone property	**—**	(25.0)	**—**	(97.3)
Reclamation (recovery) expense at sites on care and maintenance	**(3.4)**	24.2	**(94.2)**	24.1
Gain on derecognition of the employee health plan benefit provision at the Langeloth Facility	**(4.4)**	—	**(4.4)**	—
Income tax adjustments[1]	**(14.0)**	(132.7)	**13.2**	(132.7)
Adjusted net (loss) earnings from continuing operations	**$ (13.7)**	$ 35.4	**$ (9.4)**	$ 149.2
Net (loss) earnings from continuing operations per share - basic	**$ (0.59)**	$ 0.93	**$ (0.29)**	$ 1.51
Net (loss) earnings from continuing operations per share - diluted	**$ (0.59)**	$ 0.92	**$ (0.31)**	$ 1.48
Adjusted net (loss) earnings from continuing operations per share - basic	**$ (0.06)**	$ 0.12	**$ (0.04)**	$ 0.50
Adjusted net (loss) earnings from continuing operations per share - diluted	**$ (0.06)**	$ 0.12	**$ (0.04)**	$ 0.50

(1) Income tax adjustments reflect the impacts of foreign currency translation on deferred income taxes and an election made under local legislation to account for inflation and increase the tax value of Öksüt Mine's assets.

Free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations are non-GAAP financial measures and can be reconciled as follows:

	Three months ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash (used in) provided by operating activities from continuing operations[(1)]	**$ (9.8)**	$ 61.8	**$ 26.5**	$ 63.5	**$(11.9)**	$ 39.5	**$ 8.6**	$(15.8)	**$ (33.0)**	$ (25.4)
Deduct:										
Property, plant & equipment additions[(1)]	**(15.5)**	(23.1)	**(10.9)**	(17.3)	**(4.6)**	(4.2)	**—**	(1.4)	**—**	(0.2)
Free cash flow (deficit) from continuing operations	**$(25.3)**	$ 38.7	**$ 15.6**	$ 46.2	**$(16.5)**	$ 35.3	**$ 8.6**	$(17.2)	**$ (33.0)**	$ (25.6)
Adjust for:										
Kumtor Mine legal and other related costs	**—**	5.3	**—**	—	**—**	—	**—**	—	**—**	5.3
Adjusted free cash flow (deficit) from continuing operations	**$(25.3)**	$ 44.0	**$ 15.6**	$ 46.2	**$(16.5)**	$ 35.3	**$ 8.6**	$(17.2)	**$ (33.0)**	$ (20.3)

(1) As presented in the Company's consolidated statements of cash flows.

	Years ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash provided by (used in) operating activities from continuing operations[(1)]	**$ (2.0)**	$270.9	**$161.6**	$268.9	**$(17.5)**	$131.7	**$ (9.3)**	$(37.3)	**$(136.8)**	$ (92.4)
Deduct:										
Property, plant & equipment additions at continuing operations[(1)]	**(80.9)**	(92.5)	**(61.2)**	(67.4)	**(16.0)**	(20.1)	**(1.1)**	(2.5)	**(2.6)**	(2.5)
Free cash flow (deficit) from continuing operations	**$(82.9)**	$178.4	**$100.4**	$201.5	**$(33.5)**	$111.6	**$(10.4)**	$(39.8)	**$(139.4)**	$ (94.9)
Adjust for:										
Kumtor Mine legal and other related costs	**20.9**	14.2	**—**	—	**—**	—	**—**	—	**20.9**	14.2
Adjusted free cash flow (deficit) from continuing operations	**$(62.0)**	$192.6	**$100.4**	$201.5	**$(33.5)**	$111.6	**$(10.4)**	$(39.8)	**$(118.5)**	$ (80.7)

(1) As presented in the Company's consolidated statements of cash flows.

Free cash flow from discontinued operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,	
	2022	2021	2022	2021
Cash provided by operating activities from discontinued operations[(1)]	**$ —**	$ —	**$ —**	$ 143.9
Deduct:				
Additions to property, plant & equipment from discontinued operations[(1)]	**—**	—	**—**	(90.2)
Free cash flow from discontinued operations	**$ —**	$ —	**$ —**	$ 53.7

(1) As presented in the Company's consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**
Additions to PP&E[1]	**$ 27.9**	$ 46.9	**$ 14.6**	$ 28.9	**$ 5.1**	$ 9.3	**$ 0.8**	$ 1.4	**$ 7.4**	$ 7.3
Adjust for:										
Costs capitalized to the ARO assets	**(11.7)**	(17.9)	**(4.4)**	(5.3)	**—**	(5.2)	**—**	—	**(7.3)**	(7.4)
Costs capitalized to the ROU assets	**(0.2)**	(1.3)	**—**	(1.5)	**(0.2)**	0.2	**—**	—	**—**	—
Other[2]	**(0.6)**	0.4	**(0.2)**	0.3	**(0.3)**	—	**—**	—	**(0.1)**	0.1
Capital expenditures	**$ 15.4**	$ 28.1	**$ 10.0**	$ 22.4	**$ 4.6**	$ 4.3	**$ 0.8**	$ 1.4	**$ —**	$ —
Sustaining capital expenditures	**15.3**	25.7	**9.9**	20.2	**4.6**	4.1	**0.8**	1.4	**—**	—
Non-sustaining capital expenditures	**0.1**	2.4	**0.1**	2.2	**—**	0.2	**—**	—	**—**	—

(1) As presented in the note 28 of the Company's consolidated financial statements.
(2) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**
Additions to PP&E[1]	**$ 275.1**	$ 118.9	**$ 49.2**	$ 83.7	**$ 14.2**	$ 24.9	**$ 1.8**	$ 2.5	**$ 209.9**	$ 7.8
Adjust for:										
Costs capitalized to the ARO assets	**6.4**	(17.8)	**5.5**	(5.3)	**1.9**	(5.20)	**—**	—	**(1.0)**	(7.3)
Costs capitalized to the ROU assets	**(0.4)**	(6.9)	**—**	(6.8)	**(0.4)**	(0.1)	**—**	—	**—**	—
Costs relating to the acquisition of Goldfield Project	**(208.2)**	—	**—**	—	**—**	—	**—**	—	**(208.2)**	—
Other[2]	**0.3**	(0.9)	**—**	(0.8)	**0.3**	—	**0.1**	—	**(0.1)**	(0.1)
Capital expenditures	**$ 73.2**	$ 93.3	**$ 54.7**	$ 70.8	**$ 16.0**	$ 19.6	**$ 1.9**	$ 2.5	**$ 0.6**	$ 0.4
Sustaining capital expenditures	**71.1**	88.0	**53.1**	66.7	**16.0**	18.8	**1.9**	2.5	**0.1**	—
Non-sustaining capital expenditures	**2.1**	5.3	**1.6**	4.1	**—**	0.8	**—**	—	**0.5**	0.4

(1) As presented in the note 28 of the Company's consolidated financial statements.
(2) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Mineral Reserves and Mineral Resources

The Company has released the results of the updated mineral reserve and mineral resource estimates for the Mount Milligan Mine, the Öksüt Mine, and the Kemess Property as of December 31, 2022. The 2021 mineral reserves and resources estimate excludes the Greenstone project which was divested on January 19, 2021 as well the Kumtor Mine.

Mount Milligan's mineral reserves and mineral resources are presented on a 100%-basis. Sales of gold and copper from the Mount Milligan Mine are subject to the Mount Milligan Streaming Arrangement whereby RGLD Gold AG ("Royal Gold") is entitled to 35% and 18.75% of gold and copper sales respectively. Under this streaming arrangement, Royal Gold pays Centerra $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

Total gold mineral reserves and resources

Gold (000s attributable ounces contained)(3)(4)	**2022**	**2021**
Total proven and probable mineral reserves	**5,453**	5,936
Total measured and indicated mineral resources(1)	**6,053**	6,153
Total inferred mineral resources(1)(2)	**926**	899

(1) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.

(2) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(3) Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the streaming arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral resources for the Mount Milligan property are presented on a 100%-basis.

(4) On November 7, 2022, the Company released the Mount Milligan Mine Technical Report for mineral resources and mineral reserves at the Mount Milligan Mine. The Mount Milligan Mine Technical Report added 1.1 million ounces of gold and 260 million pounds of copper as of December 31, 2021. The balances as of December 31, 2021 are inclusive of the updated figures included in the Mount Milligan Mine Technical Report.

Total copper mineral reserves and resources

Copper (millions of pounds contained)(3)(4)	**2022**	**2021**
Total proven and probable mineral reserves	**1,532**	1,366
Total measured and indicated mineral resources(1)	**6,453**	5,551
Total inferred mineral resources(1)(2)	**559**	499

(1) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.

(2) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(3) Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan mine. Under the streaming arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

(4) On November 7, 2022, the Company released the Mount Milligan Mine Technical Report for mineral resources and mineral reserves at the Mount Milligan Mine. The Mount Milligan Mine Technical Report added 1.1 million ounces of gold and 260 million pounds of copper as of December 31, 2021. The balances as of December 31, 2021 are inclusive of the updated figures included in the Mount Milligan Mine Technical Report.

Total molybdenum mineral reserves and resources

Molybdenum (millions of pounds contained)(1)(3)(4)	**2022**	**2021**
Total proven and probable mineral reserves	—	—
Total measured and indicated mineral resources(2)	**762**	636
Total inferred mineral resources(3)	**56**	50

(1) Centerra's equity interests are Berg property 100%, Thompson Creek Mine 100%, and Endako Mine 75%. In December 2020, the Berg property was optioned to a third party which has the right to acquire a 70% interest in the property over a period of up to five years.

(2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.

(3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

Material assumptions used to determine mineral reserves and mineral resources are as follows:

	2022	**2021**
Gold price		
Gold mineral reserves ($/oz)	**1,200-1,350**	1,250-1,350
Gold mineral resources ($/oz)	**1,275-1,550**	1,450-1,550
Copper price		
Copper mineral reserves ($/lb)	**2.50-3.25**	3.00
Copper mineral resources ($/lb)	**3.10-3.50**	3.50
Molybdenum price		
Molybdenum mineral resources ($/lb)	**10.00-14.00**	14.00
Foreign exchange rates		
1 USD : Canadian dollar	**1.25-1.33**	1.25-1.30
1 USD : Turkish lira	**7.50**	7.50

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra's Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of Canadian Securities Administrator's NI 43-101 *Standards of Disclosure for Mineral Projects*.

Lars Weiershäuser, PhD, PGeo, and Centerra's Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of Canadian Securities Administrator's NI 43-101 *Standards of Disclosure for Mineral Projects*.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra's geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra's Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra's Senior Director, Projects each of whom is a qualified person for the purpose of *NI 43-101.*

The Mount Milligan Mine is described in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a technical report pursuant to NI 43-101 dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

centerraGOLD

Management's Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management's discussion and analysis and the external auditors' report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	*Original signed by:*
Paul Wright	Darren J. Millman
Interim President and Chief Executive Officer	*Vice President and Chief Financial Officer*

February 23, 2023

Management's Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. ("Centerra") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra's internal control over financial reporting as of December 31, 2022, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra's internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

Original signed by:
Paul Wright
Interim President and Chief Executive Officer

Original signed by:
Darren J. Millman
Vice President and Chief Financial Officer

February 23, 2023

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amount of the Kemess Project

As discussed in Note 7 to the consolidated financial statements, in the fourth quarter of 2022, in connection with the annual budget update program as well as periodic assessment of CGUs, the Company identified the Kemess Project as non-core and no further expenditures or evaluation studies were planned for the project in 2023 or near future as the Company prioritizes advancement of other assets. The Company identified this as an indicator that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2022. The estimated recoverable amount of the Kemess Project as at December 31, 2022 was determined on the basis of fair value less costs of disposal ("FVLCD") and calculated using a combination of (1) market approach using a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) capital equipment valuation. As the Kemess Project's carrying amount exceeded its estimated FVLCD, an impairment loss of $145.9 million ($138.2 million, net of tax)

was recognized in the impairment loss (reversal) line item in the consolidated statements of loss.

We identified the assessment of the recoverable amount of the Kemess Project as a critical audit matter. A high degree of auditor judgment was required to evaluate the value per gold equivalent ounce estimates, which was based on comparable companies' gold and copper trading multiples, and capital equipment values used to estimate the recoverable amount. Changes in any of these assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the fair value attributable to reserves and resources.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and testing the operating effectiveness of certain internal controls over the Company's process to assess the recoverable amount of the Kemess Project. This included controls related to the determination of certain key assumptions used in the estimates of the recoverable amounts and controls related to the determination of estimated mineral reserves and resources. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

– Evaluating the comparable companies' gold and copper trading multiples by assessing the population of the comparable companies utilized by management and recalculating the multiples based on independently obtained third-party sources
– Evaluating the capital equipment valuation by comparing to third-party sources based on age, condition and other factors

Kumtor Global Arrangement Agreement ("Arrangement Agreement")

As discussed in Note 6 to the consolidated financial statements, the Company repurchased and cancelled all of Kyrgyzaltyn JSC's ("Kyrgyzaltyn") 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including $7.0 million paid in direct and incremental transaction costs and a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn. The impact of closing the Arrangement Agreement was recognized directly in share capital. As discussed in Note 4vi to the consolidated financial statements, significant judgement was required to determine whether all the transactions should be based on the stated legal form or accounted for as a single combined equity transaction.

We identified the accounting for the Arrangement Agreement as a critical audit matter. A high degree of auditor judgment was required to determine whether all the transactions prescribed in the Arrangement Agreement, entered into with, among others, Kyrgyzaltyn and the Kyrgyz Republic, should be based on the stated legal form or accounted for as a single combined equity transaction.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control over the Company's process to assess the accounting implications of the Arrangement Agreement. We evaluated the Company's Arrangement Agreement assessment of whether the transactions prescribed in the Arrangement Agreement should be accounted for based on the stated legal form or whether the transactions in the Arrangement Agreement should be accounted for on a combined basis as a single transaction. We obtained and inspected the terms and conditions of the Arrangement Agreement. We inspected the Company's Board of Director's approval of the Arrangement Agreement. We evaluated the Company's disclosure by comparing to the disclosure requirements of equity transactions under the relevant accounting standards.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2004.

Toronto, Canada
February 23, 2023

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Centerra Gold Inc.'s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 23, 2023

Centerra Gold Inc.
Consolidated Statements of Financial Position

As at December 31,		2022	2021
(Expressed in thousands of United States dollars)			
Assets	**Notes**		
Current assets			
Cash and cash equivalents		**$ 531,916**	$ 947,230
Amounts receivable	**8**	**92,161**	76,841
Inventories	**9**	**316,799**	221,220
Other current assets	**10**	**49,784**	25,802
		990,660	1,271,093
Property, plant and equipment	**11**	**1,272,792**	1,272,091
Deferred income tax assets	**21**	**61,900**	101,300
Other non-current assets	**12**	**10,557**	32,084
		1,345,249	1,405,475
Total assets		**$ 2,335,909**	$ 2,676,568
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	**13**	**$ 199,433**	$ 186,820
Income tax payable	**21**	**1,890**	25,253
Other current liabilities	**10**	**73,529**	15,281
		274,852	227,354
Deferred income tax liabilities	**21**	**8,719**	54,861
Provision for reclamation	**14**	**227,867**	331,312
Other non-current liabilities	**12**	**14,180**	19,425
		250,766	405,598
Shareholders' equity			
Share capital	**22**	**886,479**	984,095
Contributed surplus		**29,564**	30,809
Accumulated other comprehensive (loss) income		**(3,323)**	6,829
Retained earnings		**897,571**	1,021,883
		1,810,291	2,043,616
Total liabilities and shareholders' equity		**$ 2,335,909**	$ 2,676,568
Commitments and contingencies (note 24)			

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett　　　　Richard W. Connor

Centerra Gold Inc.
Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, *(Expressed in thousands of United States dollars)* **(except per share amounts)**	**Notes**		**2022**		**2021**
Revenue	**16**	**$**	**850,194**	$	900,141
Cost of sales					
Production costs			**574,622**		487,676
Depreciation, depletion and amortization			**97,053**		120,505
Earnings from mine operations			**178,519**		291,960
Exploration and evaluation costs			**66,516**		26,082
Corporate administration	**17**		**47,247**		27,134
Care and maintenance expense			**33,006**		28,723
Impairment loss (reversal)	**7**		**145,903**		(160,000)
Reclamation (recovery) expense	**14**		**(94,021)**		23,347
Other operating expenses	**18**		**16,661**		12,759
(Loss) earnings from operations			**(36,793)**		333,915
Gain on sale of Greenstone Partnership	**29**		**—**		(97,274)
Other non-operating (income) expenses	**19**		**(1,883)**		23,493
Finance costs	**20**		**9,523**		4,762
(Loss) earnings before income tax			**(44,433)**		402,934
Income tax expense (recovery)	**21**		**32,776**		(44,015)
Net (loss) earnings from continuing operations			**(77,209)**		446,949
Net loss from discontinued operations	**6**		**—**		(828,717)
Net loss		**$**	**(77,209)**	$	(381,768)
Other Comprehensive Loss					
Items that may be subsequently reclassified to earnings:					
Gain on translation of foreign operation			**—**		31
Changes in fair value of derivative instruments	**26**		**(9,588)**		(4,802)
Other comprehensive loss			**(9,588)**		(4,771)
Total comprehensive loss		**$**	**(86,797)**	$	(386,539)
(Loss) earnings per share - continuing operations:					
Basic	**22**	**$**	**(0.29)**	$	1.51
Diluted	**22**	**$**	**(0.31)**	$	1.48
Loss per share:					
Basic	**22**	**$**	**(0.29)**	$	(1.29)
Diluted	**22**	**$**	**(0.31)**	$	(1.29)
Cash dividends declared per common share (C$)		**$**	**0.28**	$	0.24

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Cash Flows

For the years ended December 31,		2022	2021
(Expressed in thousands of United States dollars)			
Operating activities	Notes		
Net (loss) earnings from continuing operations		$ **(77,209)**	$ 446,949
Adjustments:			
Depreciation, depletion and amortization		**103,429**	126,374
Reclamation (recovery) expense	14	**(94,021)**	23,347
Share-based compensation expense		**770**	1,364
Finance costs	20	**9,523**	4,762
Gain on sale of Greenstone Partnership	29	**—**	(97,274)
Income tax expense (recovery)	21	**32,776**	(44,015)
Income taxes paid		**(55,628)**	(17,182)
Impairment loss (reversal)	7	**145,903**	(160,000)
Other		**(3,491)**	(646)
		62,052	283,679
Changes in working capital	23	**(64,032)**	(12,771)
Cash (used in) provided by operating activities from continuing operations		**(1,980)**	270,908
Cash provided by operating activities from discontinued operations		**—**	143,853
Cash (used in) provided by operating activities		**(1,980)**	414,761
Investing activities			
Property, plant and equipment additions		**(80,930)**	(92,500)
Acquisition of Goldfield Project	5	**(176,737)**	—
Proceeds from sale of Greenstone Partnership	29	**—**	210,291
Proceeds from disposition of property, plant and equipment	11	**2,025**	11,868
Decrease in other assets		**—**	2,848
Cash (used in) provided by investing activities from continuing operations		**(255,642)**	132,507
Cash used in investing activities from discontinued operations		**—**	(96,081)
Cash (used in) provided by investing activities		**(255,642)**	36,426
Financing activities			
Dividends paid	22	**(47,667)**	(45,044)
Payment of borrowing costs		**(2,255)**	(2,654)
Repayment of lease obligations		**(6,755)**	(6,476)
Proceeds from common shares issued		**3,484**	5,037
Repurchase and cancellation of shares	6, 22	**(104,499)**	—
Cash used in financing activities		**(157,692)**	(49,137)
(Decrease) increase in cash during the period		**(415,314)**	402,050
Cash at beginning of the period		**947,230**	545,180
Cash at end of the period		$ **531,916**	$ 947,230

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)

	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2022	**297,064,750**	**$ 984,095**	**$ 30,809**	**$ 6,829**	**$1,021,883**	**$2,043,616**
Net loss	—	—	—	—	**(77,209)**	**(77,209)**
Other comprehensive (loss) income	—	—	—	**(9,588)**	—	**(9,588)**
Transfer of AOCI balance upon the termination of the employee defined benefit health insurance plan (note 19)	—	—	—	**(564)**	**564**	—
Repurchase and cancellation of shares:						
Related to the global arrangement agreement (note 6)	**(77,401,766)**	**(93,340)**	—	—	—	**(93,340)**
Related to the Normal Course Issuer Bid (“NCIB”) (note 22)	**(2,183,900)**	**(11,159)**	—	—	—	**(11,159)**
Transactions with shareholders:						
Share-based compensation expense	—	—	**1,491**	—	—	**1,491**
Issued on exercise of stock options	**558,689**	**3,738**	**(673)**	—	—	**3,065**
Issued under the employee share purchase plan	**132,966**	**900**	—	—	—	**900**
Issued on redemption of restricted share units	**257,942**	**2,245**	**(2,063)**	—	—	**182**
Dividends declared and paid (C$0.28 per share)	—	—	—	—	**(47,667)**	**(47,667)**
Balance at December 31, 2022	**218,428,681**	**$ 886,479**	**$ 29,564**	**$ (3,323)**	**$ 897,571**	**$1,810,291**

Balance at January 1, 2021	295,827,906	$ 975,122	$ 30,601	$ 11,600	$1,448,695	$2,466,018
Net loss	—	—	—	—	(381,768)	(381,768)
Other comprehensive loss	—	—	—	(4,771)	—	(4,771)
Transactions with owners:						
Share-based compensation expense	—	—	3,590	—	—	3,590
Issued on exercise of stock options	756,056	5,492	(1,458)	—	—	4,034
Issued under the employee share purchase plan	137,023	1,175	—	—	—	1,175
Issued on redemption of restricted share units	343,765	2,306	(1,924)	—	—	382
Dividends declared and paid (C$0.24 per share)	—	—	—	—	(45,044)	(45,044)
Balance at December 31, 2021	297,064,750	$ 984,095	$ 30,809	$ 6,829	$1,021,883	$2,043,616

The accompanying notes form an integral part of these consolidated financial statements.

1. Nature of operations

Centerra Gold Inc. ("Centerra" or the "Company") was incorporated under the *Canada Business Corporations Act* on November 7, 2002. Centerra's common shares are listed on the Toronto Stock Exchange under the symbol "CG" and on the New York Stock Exchange under the symbol "CGAU". The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.

2. Basis of presentation

a. Statement of Compliance

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on February 23, 2023.

b. Basis of Presentation

Overview

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of loss. Any investment retained is recognized at fair value.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company's 75% interest in the Endako Mine is accounted for as a joint operation. The Company's 50% interest in the Greenstone Gold Mines Partnership ("Greenstone Partnership") was accounted for as joint operation up to the date of its sale on January 19, 2021.

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a. Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of loss and comprehensive loss if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a "concentration test" that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a signed identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

b. Non-current assets and disposal groups held-for-sale

Non-current assets or disposal groups are classified as assets held-for-sale ("HFS") if it is highly probable that they will be sold in their current condition within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as HFS are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the consolidated statements of loss and comprehensive loss. Once classified as HFS, property, plant and equipment are no longer depreciated. The assets and disposal groups classified as HFS are presented separately in the consolidated statements of financial position.

c. *Discontinued operations*

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as earnings or loss after tax from discontinued operations in the consolidated statement of loss and comprehensive loss.

d. *Foreign currency*

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company's operations is the United States dollar ("USD"), except for the Greenstone Partnership, which had a functional currency of the Canadian dollar ("CAD"). Greenstone Partnership was disposed in the first quarter of 2021 (note 29). Any translation gains (losses) associated with Greenstone Partnership were recorded as part of other comprehensive (loss) income in the consolidated statements of loss and comprehensive loss.

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in a Company's functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

Foreign currency transactions are translated into the Company's functional currency as follows:

- Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
- Monetary items are translated at the closing rate in effect at the statement of financial position date.
- Revenue and expense items are translated using the average exchange rate during the period.

e. *Cash and cash equivalents*

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial assets carried at amortized cost.

f. *Restricted cash and restricted short-term investments*

Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.

g. *Inventories*

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value ("NRV").

The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of

inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization ("DDA") of mining assets. Molybdenum inventory additionally includes amounts paid and payable, on a mark to market basis, for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of loss and comprehensive loss in the period that the write-down or reversal occurs.

Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

h. Property, plant and equipment

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

	Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

Construction-in-progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management and is not included in revenue from mining operations.

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Mineral properties

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management ("commercial production"). In determining whether a mine has achieved commercial production, the criteria considered include the following:

- Substantial completion of the construction activities;
- Ability to produce minerals in saleable form (within specifications);
- Completion of a reasonable period of testing of mine plant and equipment; and
- Ability to sustain ongoing production of minerals.

After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Stripping costs incurred in the production phase provide a future economic benefit when:

- It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
- The Company can identify the component of the ore body for which access has been improved; and
- The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

h. Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

- The contract involves the use of an explicitly or implicitly identified lease;
- The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
- The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use ("ROU") asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

i. Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units ("CGUs") for impairment testing purposes. The recoverable amount is the greater of value-in-use ("VIU") and fair value less costs of disposal ("FVLCD") of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of loss in the period in which they occur.

The Company applies the impairment loss to the CGU's long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates and capital equipment values are subject to risks and uncertainties.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of loss in the period in which they occur.

j. Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment that are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short- and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in the statements of loss. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the consolidated statements of loss and comprehensive income.

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of loss and comprehensive loss.

k. Contingent liabilities and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of loss and comprehensive loss.

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies

considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

l. Debt

Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of loss over the period to maturity using the effective interest method.

m. Share-based compensation

Employee Stock Option Plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

Performance Share Unit Plan

Under Centerra's Performance Share Unit ("PSU") Plan, PSUs can be granted to employees and officers of the Company. A PSU represents the right to receive the cash equivalent of a common share or, at the Company's option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest over three years whereby 50% vest on December 31 of the year following the grant year ("end of year 2") and the remaining 50% vest on December 31 of the subsequent year ("end of year 3"). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra's total return performance relative to the total return index value ("TRIV") from the S&P/TSX Global Gold CAD$ Index during the applicable period.

Deferred Share Unit Plan

Centerra has a Deferred Share Unit ("DSU") Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. DSUs are settled in cash and are accounted for under the liability method. The DSUs cannot be converted to shares by the unit holder or by the Company. The DSUs vest immediately upon granting and can be redeemed only after a director no longer holds any position with the Company, but no later than December 15 of the following year in which the director ceased to hold all positions in the Company. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

Restricted Share Unit Plan

There are three types of Restricted Share Units ("RSUs"): the Executive RSUs, the Director RSUs, and the Discretionary RSUs.

Executive RSUs are equity-settled share-based compensation awards. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for US persons, prior to the commencement of the fiscal year), Executive RSU holders may elect to receive a portion of their annual incentive payments for that year as Executive RSUs. The Company will match 50% of the Executive RSUs granted to Executive RSU holders. Executive RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. The fair value of the Executive RSUs at the grant date is the portion of the annual incentive payment elected by these employees to be received as RSUs, plus the 50% of the RSUs granted to such individuals that is matched by the Company. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When the Executive RSUs are exercised (at the executive's election any time following the vesting period), the proceeds received by the Company are reclassified from contributed surplus to common shares.

The Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.

The Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vest dates are defined by the Board of Directors at the time of the grant. The standard discretionary RSUs vesting terms are 25% as of the second anniversary of their grant dates, and 75% as of the third anniversary of their grant dates. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan ("ESPP") for employees of the Company. Under the ESPP, employees may elect to purchase the Company's shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.

Dividends

When dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date.

n. Revenue recognition from contracts with customers

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association morning spot price ("LBMA AM fix price") stipulated in the agreement with the Central Bank of the Republic of

Türkiye ("Central Bank"). Gold doré is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company's concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming arrangement ("Gold and Copper Stream Arrangement") with Royal Gold Inc. ("Royal Gold") associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.

Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange ("LME") copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

- the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
- the most likely value method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of said income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.

o. Exploration and evaluation expenditures

Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.

p. Earnings per share

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

- The exercise of stock options and restricted share units is assumed to occur at the beginning of the period;
- The proceeds from the exercise of stock options and restricted share units plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
- The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

r. Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of loss and comprehensive loss except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

- Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
- Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.

s. Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company's products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.

Non-derivative financial assets

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of loss.

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Hedge derivatives

The Company applies hedge accounting to the following derivative instruments:

- Copper contracts which hedge a portion of the copper components of its future concentrate sales, that is not subject to the streaming arrangement with Royal Gold, at the Mount Milligan Mine ("copper contracts");
- Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations ("fuel hedge contracts"); and,
- Foreign exchange contracts to hedge a portion of its future Canadian denominated expenditures ("foreign exchange contracts").

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all

derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company's copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive loss. The amounts accumulated in other comprehensive loss are reclassified to the consolidated statements of loss and comprehensive loss, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of loss and comprehensive loss. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive loss remain in other comprehensive loss until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of loss and comprehensive loss as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of loss.

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of loss as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Recently Issued Accounting Pronouncements

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

- Specifying that an entity's right to defer settlement must exist at the end of the reporting period;
- Clarifying that classification is unaffected by management's intentions or expectations about whether the entity will exercise its right to defer settlement;
- Clarifying how lending conditions affect classification; and
- Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact from this amendment on its financial statements.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company's accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

i. Impairment and impairment reversal of long-lived assets

Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. Judgement is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company's market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

ii. Provision for reclamation

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management's best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

iii. Deferred income taxes

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management's expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the next three years to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company, the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.

iv. Mineral reserves and resources estimation

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

- The carrying value of the Company's property, plant and equipment may be affected due to changes in estimated future cash flows;
- Depreciation, depletion and amortization charge of assets using the units-of-production method;
- Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
- Estimated timing and costs of reclamation activities;
- Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
- Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.

v. Discontinued Operations

Significant judgment is required to determine if a component of the Company has been disposed of in the event of a loss of control of a component where there has been no sale transaction including determination of whether the loss of control is a significant economic event that changes the nature of an investment.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

vi. Global Arrangement Agreement ("Arrangement Agreement")

Significant judgement was required to determine that all the transactions prescribed in the Arrangement Agreement, entered with, among others, Kyrgyzaltyn JSC ("Kyrgyzaltyn") and the Kyrgyz Republic, should be based on the stated legal form or accounted for as a single combined equity transaction.

5. Acquisition of Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC ("Gemfield"), owner of Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC ("Waterton"). Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Cash consideration[(1)]	$	176,737
Deferred milestone payment, measured at the fair value on the acquisition date[(2)]		30,054
Total purchase consideration	**$**	**206,791**

(1) Includes a reimbursement of $1.7 million incurred by the seller for the construction of certain water supply infrastructure.
(2) The milestone payment shall become payable upon the earlier of (i) the date that is 18 months following closing, (ii) Centerra making a construction decision with respect to the project and (iii) a change of control event. At the option of the Company, the deferred milestone payment is payable in cash or common shares of the Company (note 10).

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$	64
Property, plant and equipment		205,957
Other non-current assets		1,200
Accounts payable		(153)
Provision for reclamation		(277)
Total assets acquired, net of liabilities assumed	**$**	**206,791**

The Company incurred acquisition-related costs of $2.3 million which were separately capitalized to the property, plant and equipment acquired.

6. Discontinued operation

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company CJSC ("KGC"), the Company's wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., the "loss of control event").

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine to, among other things, hold the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. This claim was further amended to add Kyrgyzaltyn as a respondent. Furthermore, on June 1, 2021, the Company's two wholly-owned subsidiaries, KGC and Kumtor Operating Company CJSC ("KOC"), filed for protection under Chapter 11 of the Federal US Bankruptcy Code in the Southern District of New York.

While the Company remained the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021 that it had lost control of the Kumtor Mine because it could not effectively exercise power over the relevant activities related to the mine and was no longer exposed to variable returns, nor could it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine were classified as a discontinued operation in both the comparative periods in the consolidated statements of loss and comprehensive loss and consolidated statements of cash flows and the associated notes to the financial statements.

The net loss from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company's control up to May 15, 2021, for the years ended December 31, 2022 and 2021 are as follows:

	Years ended December 31,	
	2022	**2021**
Revenue	$ —	$ 264,159
Cost of sales		
Production costs	—	72,613
Depreciation	—	57,912
Earnings from mine operations	—	133,634
Revenue-based taxes	—	36,984
Exploration and development costs	—	8,826
Other operating expenses	—	3,380
Loss on the change of control of the Kumtor Mine	—	926,350
Loss from operations	—	(841,906)
Other non-operating income	—	(13,290)
Finance costs	—	101
Net loss before income tax	$ —	$ (828,717)
Net loss from discontinued operations	$ —	$ (828,717)

On April 4, 2022, Centerra entered into the Arrangement Agreement with, among others, Kyrgyzaltyn JSC ("Kyrgyzaltyn") and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra's ownership of KGC (and consequently the Kumtor Mine), the purchase for cancellation by Centerra of Kyrgyzaltyn's Centerra common shares, the termination of Kyrgyzaltyn's involvement in the Company, and the resolution of disputes among the parties (together with all other transactions contemplated by the Arrangement Agreement, the "Transaction").

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Arrangement Agreement included the following provisions, among other things:

- Kyrgyzaltyn transferring to Centerra all of its 77.4 million Centerra common shares for cancellation, representing an approximate 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). In satisfaction of the purchase price for the Centerra common shares owned by Kyrgyzaltyn, Kyrgyzaltyn was to receive from Centerra the 100% equity interest in its two Kyrgyz subsidiaries and, indirectly, the Kumtor Mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor Mine, including all reclamation and environmental obligations), plus a cash payment of approximately $36 million, a portion of which was to be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn on the share exchange; and
- Centerra resolving the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Transaction and, as to the balance, by way of set-off against an offsetting dividend to be declared by KGC immediately prior to closing of the Transaction.

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn's 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including $7.0 million paid in direct and incremental transaction costs to effect the Transaction and a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn. The impact of closing the Arrangement Agreement was recognized directly in share capital and cash flow from financing activities in the Company's consolidated financial statements for the year ended December 31, 2022. Following the closing of the Arrangement Agreement, the parties jointly moved for the arbitration proceedings to be terminated and the proceedings were terminated in the fourth quarter of 2022.

7. Impairment loss (reversal)

Impairment loss

Kemess Project

The Company owns 100% interest in the Kemess Project which is an advanced exploration property. In 2022, the Company incurred only care and maintenance expenses at the Kemess Project and no exploration or evaluation activities took place. In the fourth quarter of 2022, in connection with the annual budget update process as well as the periodic assessment of the Company's CGUs, the Company identified the Kemess Project as non-core and no further expenditures or evaluation studies were planned for the project in 2023 or in the near future as the Company prioritizes advancement of its other projects. The Company identified this as an indicator of impairment that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2022.

The estimated recoverable amount of the Kemess Project CGU as at December 31, 2022 was determined on the basis of fair value less cost of disposal ("FVLCD") and calculated using a combination of (1) market approach and a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) valuation of the capital equipment at site. The Company applied a range of $12.10 to $22.40 per in-situ gold equivalent ounce to determine the value of gold and silver mineral reserves and resources and a range of $4.00 to $6.60 per in-situ gold equivalent ounce to determine the value of copper mineral reserves and resources. The valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors.

As the Kemess Project's carrying amount exceeded its estimated FVLCD, an impairment loss of $145.9 million ($138.2 million, net of tax) was recognized in the impairment loss (reversal) line item in the consolidated statements of loss and reflected in the "Corporate and other" category in the Company's segments (note 28). The approach to

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Öksüt Mine

In the third quarter of 2022, the Company identified an indicator of impairment in connection with the decision to suspend leaching activities at the Öksüt Mine in August 2022 and the requirement to obtain an amended Environment Impact Assessment prior to a full restart of operations. As a result, the Company performed an impairment test on its Öksüt Mine during the third quarter of 2022 and concluded that no impairment was required. No incremental indicators of impairment were identified in the fourth quarter of 2022.

Impairment reversal

Mount Milligan Mine

In the third quarter of 2019, the Company recognized an impairment loss of $230.5 million, of which $16.1 million was allocated to reduce goodwill to nil and $214.4 million allocated to other long-lived assets.

In the fourth quarter of 2021, in connection with the annual budget update program as well as periodic assessment of CGUs, the Company identified improved and sustainable performance, increased expectation of resource to reserve conversion and increased long-term gold and copper prices to be indicators to test the Mount Milligan Mine for impairment reversal. In 2021, the Mount Milligan Mine achieved substantially improved operating performance that is expected to be sustained in the future. In addition, in 2021, the Company undertook a significant exploration campaign at the Mount Milligan Mine, which in combination with the lower cost structure of the mine, has increased the Company's resource to reserve conversion rate expectation for the mine. The Company also observed increased long-term gold and copper price expectation over an extended period of time. As a result of the indicators identified for the Mount Milligan Mine CGU, the Company completed an impairment reversal test in the fourth quarter of 2021.

The estimated recoverable amount of the Mount Milligan mine CGU as at December 31, 2021 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plans. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Mount Milligan Mine are summarized in the table below:

	2021
Gold price per oz - long-term	$1,550
Copper price per lb - long-term	$3.50
Foreign exchange rates - long-term (US$: C$)	1.28
Discount rate	6.0 %

As the Mount Milligan Mine CGU's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of loss. This impairment reversal represents the full reversal of the prior impairment allocated to long-lived assets, as adjusted for amortization. The discounted cash flow approach uses significant unobservable inputs

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Key assumptions

The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

- Value per gold equivalent ounce estimates were determined based on comparable gold and copper public companies;
- Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
- Foreign exchange rate estimates are based on the outlook of industry analysts;
- Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company's expected development plans. The production levels used were consistent with the reserves volumes developed as part of the Company's process for the estimation of mineral reserves and resources;
- Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company's process for the estimation of mineral reserves and resources;
- A real after-tax discount rate was based on the Company's estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Mount Milligan Mine;
- Value attributed to categories of capital equipment was determined based on its physical condition and certain characteristics, prevailing secondary market prices and estimated selling and transportation costs.

8. Amounts Receivable

		2022		2021
Gold and copper concentrate sales receivable(1)	**$**	**34,715**	$	31,916
Molybdenum sales receivable(1)		**47,613**		29,364
Consumption and income tax receivables(2)		**5,703**		11,688
Other receivables		**4,130**		3,873
Total amounts receivable	**$**	**92,161**	$	76,841

(1) Includes provisionally-priced receivables subject to mark-to-market adjustment (note 26b).
(2) Includes the current portion of value-added tax ("VAT") receivable of $2.7 million (December 31, 2021 - $8.2 million) at the Öksüt Mine. The non-current portion of VAT receivable is included in other assets (note 12).

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Inventories

		2022		2021
Stockpiles of ore[1]	$	**46,060**	$	30,137
Gold in-circuit[2]		**48,358**		8,108
Ore on leach pads		**28,025**		17,314
Gold doré		**17**		25
Copper and gold concentrate		**15,226**		13,702
Molybdenum inventory[3]		**105,060**		86,090
Total product inventories		**242,746**		155,376
Supplies (net of provision)[4]		**74,053**		65,844
Total inventories	$	**316,799**	$	221,220

(1) Includes ore in stockpiles that might or might not be scheduled for processing within the next 12 months, but available on-demand.

(2) Includes $46.9 million being the cost of stored gold-in-carbon inventory at the adsorption, desorption and recovery ("ADR") plant at the Öksüt Mine.

(3) Includes a positive mark-to-market adjustment of $28.5 million (2021 - nil). During the year ended December 31, 2022, impairment losses of $2.9 million (2021 - nil) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.

(4) Net of a provision for supplies inventory obsolescence of $10.7 million as at December 31, 2022 (December 31, 2021 - $8.4 million). The non-current portion of supplies inventory is included in other non-current assets.

10. Other current assets and liabilities

		2022		2021
Other current assets				
Current portion of derivative assets[1]	$	**11,791**	$	11,770
Receivable from Orion (note 12 and 29)		**25,000**		—
Prepaid insurance expenses		**7,213**		6,867
Deposits for consumable supplies		**1,686**		3,836
Marketable securities		**830**		2,171
Other		**3,264**		1,158
Total other current assets	$	**49,784**	$	25,802
Other current liabilities				
Current portion of lease obligations (note 15)	$	**5,245**	$	6,144
Current portion of derivative liabilities[1]		**14,189**		2,959
Current portion of provision for reclamation (note 14)		**10,941**		6,168
Deferred milestone payment (note 5)[2]		**30,871**		—
Deferred revenue[3]		**12,283**		—
Other		**—**		10
Total other current liabilities	$	**73,529**	$	15,281

(1) Relates to the diesel, foreign exchange and copper hedging contracts (note 26a).

(2) The deferred milestone payment is re-measured each period using effective interest rate method, resulting in a difference from the original amount in the purchase price allocation related to the acquisition of the Goldfield Project (note 5).

(3) Relates to an advance payment received on the gold and copper concentrate for which the control transferred to a customer after December 31, 2022.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

11. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment ("PP&E"):

	Buildings, Plant and Equipment	Mineral Properties	Capitalized Stripping Costs	Construction in Progress	Total
Cost					
January 1, 2021	$ 2,040,417	$ 550,892	$ 783,996	$ 102,800	$ 3,478,105
Additions	14,098	17,819	67,075	115,643	214,635
Disposal	(17,402)	—	—	—	(17,402)
Amount derecognized to loss of control of the Kumtor Mine	(1,036,550)	(186,066)	(792,009)	(99,386)	(2,114,011)
Transfers	61,249	—	—	(61,249)	—
Balance December 31, 2021	**$ 1,061,812**	**$ 382,645**	**$ 59,062**	**$ 57,808**	**$ 1,561,327**
Additions	**11,279**	**205,518**	**—**	**58,310**	**275,107**
Disposal	**(2,144)**	**—**	**—**	**—**	**(2,144)**
Transfers	**65,196**	**3,284**	**—**	**(68,480)**	**—**
Balance December 31, 2022	**$ 1,136,143**	**$ 591,447**	**$ 59,062**	**$ 47,638**	**$ 1,834,290**
Accumulated depreciation and other charges					
January 1, 2021	$ 1,149,194	$ 197,703	$ 445,141	$ —	$ 1,792,038
Charge for the year	114,634	20,250	13,280	—	148,164
Disposals	(6,329)	—	—	—	(6,329)
Amount derecognized to loss of control of the Kumtor Mine	(905,388)	(155,980)	(423,269)	—	(1,484,637)
Impairment reversal(1)	(125,774)	(34,226)	—	—	(160,000)
Balance December 31, 2021	**$ 226,337**	**$ 27,747**	**$ 35,152**	**$ —**	**$ 289,236**
Charge for the year	**98,236**	**20,179**	**9,472**	**—**	**127,887**
Disposals	**(1,528)**	**—**	**—**	**—**	**(1,528)**
Impairment (2)	**80,250**	**48,950**	**—**	**16,703**	**145,903**
Balance December 31, 2022	**$ 403,295**	**$ 96,876**	**$ 44,624**	$ 16,703	**$ 561,498**
Net book value					
Balance January 1, 2022	$ 835,475	$ 354,898	$ 23,910	$ 57,808	$ 1,272,091
Balance December 31, 2022 (3)	**$ 732,848**	**$ 494,571**	**$ 14,438**	**$ 30,935**	**$ 1,272,792**

(1) Relates to reversal of impairment of the Mount Milligan Mine (note 7).
(2) Relates to impairment of the Kemess Project (note 7).
(3) Includes exploration and evaluation assets of 326.6 million related to the Goldfield Project and Kemess Project.

During the year ended December 31, 2022, $275.1 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 5). During the year ended December 31, 2021, $214.6 million of additions were capitalized to PP&E, inclusive of $95.7 million related to the Kumtor Mine.

During the year ended December 31, 2022, the Company disposed of PP&E with a carrying value of $0.6 million (2021 – $14.9 million). The net gain on disposal of $1.4 million (2021 – net gain of $0.9 million) was recorded in the other non-operating (income) expenses line item in the consolidated statements of loss. As a result of the loss of control of the Kumtor Mine (note 6), assets with a net book value of $629.4 million were derecognized in 2021.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. Other non-current assets and liabilities

		2022		2021
Other non-current assets				
VAT receivable[1]	**$**	**612**	$	1,676
Non-current derivative assets[2]		**5,527**		2,460
Receivable from Orion (note 10 and 29)		**—**		25,000
Long-term supplies inventory		**1,732**		1,734
Other		**2,686**		1,214
Total other non-current assets	**$**	**10,557**	$	32,084
Other non-current liabilities				
Long-term portion of lease obligations (note 15)	**$**	**8,730**	$	14,053
Post-retirement benefits [3]		**862**		4,382
Long-term derivative liabilities[2]		**4,588**		990
Total other non-current liabilities	**$**	**14,180**	$	19,425

(1) Relates to the Öksüt Mine.
(2) Relates to the diesel, foreign exchange and copper hedging contracts (note 26a).
(3) Decrease relates to the derecognition of a non-current employee defined benefit liability (note 19).

13. Accounts payable and accrued liabilities

		2022		2021
Trade payables and accruals[1]	**$**	**111,222**	$	66,999
Royalties payable		**22,224**		23,736
Wages, salaries and benefits payable		**7,677**		7,534
Amount due on the settlement of derivatives		**—**		12,878
Amount due to Royal Gold[2]		**53,749**		64,229
Liability for share-based compensation (note 22)		**4,561**		11,444
Total accounts payable and accrued liabilities	**$**	**199,433**	$	186,820

(1) Includes provisionally-priced payables at the Molybdenum BU, subject to mark-to-market adjustment (note 26b).
(2) Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

14. Provision for reclamation

The Company completed updates to its closure costs estimates in December 2022. The following table reconciles the beginning and ending carrying amounts of the Company's provision for reclamation. The settlement of the provision is estimated to occur through to year 2136.

		2022		2021
Balance, beginning of year	**$**	**337,480**	$	352,244
Amount derecognized due to loss of control of the Kumtor Mine		**—**		(56,451)
Changes in estimate		**75,705**		24,525
Changes in discount rate		**(168,520)**		15,057
Accretion		**5,616**		1,626
Liabilities settled		**(3,926)**		(470)
Foreign exchange revaluation		**(7,546)**		949
Balance, end of year	**$**	**238,809**	$	337,480
Current portion of reclamation provision	**$**	**10,942**	$	6,168
Non-current portion of reclamation provision		**227,867**		331,312
Total provision for reclamation	**$**	**238,809**	$	337,480

Reclamation recovery for the year ended December 31, 2022 was $94.0 million (expense of $23.3 million for the year ended December 31, 2021). The recovery was primarily attributable to the increase in risk-free interest rates applied to discount the reclamation cash flows, which was partially offset by the increase in expected reclamation cash flows, at the Endako Mine and the Thompson Creek Mine. For the year ended December 31, 2022, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.3% to 4.0% at the Endako Mine and Thompson Creek Mine. For the year ended December 31, 2021, the nominal risk-free interest rate used in discounting the reclamation provision was 1.9% at the Endako Mine and Thompson Creek Mine.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2022, the Company has provided the regulatory authorities with $196.7 million (December 31, 2021 - $165.7 million) in reclamation bonds and letters of credit for mine closure obligations.

15. Leases

The following table is a maturity analysis of the Company's contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

		2022		2021
Less than one year	**$**	**5,801**	$	6,592
One to three years		**6,370**		9,185
More than three years		**2,810**		5,945
Total undiscounted lease obligations	**$**	**14,981**	$	21,722

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

		2022		2021
Beginning balance	$	19,414	$	17,310
Additions		1,101		6,809
Amortization		(6,383)		(4,705)
Ending balance	$	14,132	$	19,414

The following table sets out the lease obligations included in the consolidated statements of financial position:

		2022		2021
Current (note 10)	$	5,245	$	6,144
Non-current (note 12)		8,730		14,053
Total lease obligations	$	13,975	$	20,197

The amounts recognized in the consolidated statements of loss related to lease obligations are as follows:

		2022		2021
Interest expense on lease liabilities	$	679	$	715
Amortization of ROU assets		6,383		4,705
Variable lease payments not included in the measurement of lease liabilities(1)		21,632		32,106
Expenses relating to leases of low-value assets and short-term leases		7,040		1,568
Total recognized in the consolidated statements of loss	$	35,734	$	39,094

(1) Includes the amounts related to various exploration contracts at the Company's sites and contract mining at the Öksüt Mine. 2022 amounts exclude $14.4 million in contract mining costs which were capitalized to production inventory during the year.

16. Revenue

Total revenue consists of the following:

		2022		2021
Gold revenue	$	349,136	$	467,990
Copper revenue		242,679		209,644
Molybdenum revenue		262,697		185,465
Other by-product revenue(1)		15,719		18,021
Revenue from contracts with customers	$	870,231	$	881,120
Provisional pricing adjustment on concentrate sales(2)		(15,293)		20,390
Metal content adjustments on concentrate sales		(4,744)		(1,369)
Total revenue	$	850,194	$	900,141

(1) Includes silver, rhenium and sulfuric acid sales.
(2) Includes mark-to-market adjustment related to 17.4 million pounds of copper, 33,672 ounces of gold and 563,302 pounds of molybdenum (December 31, 2021 - 26.8 million pounds of copper, 42,495 ounces of gold and 65,336 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

		2022		2021
Gold revenue	$	**350,224**	$	467,355
Copper revenue		**216,487**		227,715
Molybdenum revenue		**267,829**		187,162
Other by-product revenue		**15,654**		17,909
Total revenue	$	**850,194**	$	900,141

Customer Information

The following table presents sales to the individual customers that exceed 10.0% of total revenue:

	Region		2022		2021
Customer 1	Türkiye	$	**101,593**	$	142,841
Customer 2	Canada		**190,705**		127,942
Customer 3	Canada		**130,340**		116,705
Total sales to customers exceeding 10.0% of total revenue		$	**422,638**	$	387,488
Percentage of total revenue			**49.7 %**		43.0 %

17. Corporate administration

		2022		2021
Administration and office costs(1)	$	**46,334**	$	25,833
Share-based compensation expense(2)		**913**		1,301
Corporate administration	$	**47,247**	$	27,134

(1) Increase primarily relates to the severance costs of $7.9 million and consulting and software costs of $4.1 million from various information technology projects, including the implementation of the Company-wide enterprise resource planning system.
(2) Relates to the Company's share-based compensation plans and the related liability of $4.6 million as at December 31, 2022 (December 31, 2021 - $11.4 million).

18. Other operating expenses

		2022		2021
Selling and marketing(1)	$	**12,895**	$	11,333
Other, net		**3,766**		1,426
Other operating expenses	$	**16,661**	$	12,759

(1) Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

19. Other non-operating (income) expenses

		2022		2021
Kumtor Mine litigation and related costs[(1)]	**$**	**15,036**	$	27,547
Interest income [(2)]		**(9,419)**		(2,777)
Gain on the termination of employee defined benefit health insurance plan[(3)]		**(4,246)**		—
Foreign exchange (gain) loss		**(4,933)**		900
Other expenses (income)		**1,679**		(2,177)
Other non-operating (income) expenses	**$**	**(1,883)**	$	23,493

(1) Primarily includes legal fees related to the Company's international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by KGC and KOC, and related consulting costs.
(2) Primarily includes income earned from bank interest.
(3) Relates to the employee health benefits plan at the Langeloth processing facility.

20. Finance costs

		2022		2021
Stand-by and transaction fees	**$**	**2,245**	$	2,364
Accretion expense on the provision for reclamation		**5,616**		1,626
Interest expense on lease liabilities		**679**		715
Other financing fees		**983**		57
Total finance costs	**$**	**9,523**	$	4,762

21. Taxes

a. Income tax expense (recovery)

		2022		2021
Current income taxes	**$**	**37,068**	$	40,087
Deferred income taxes		**(4,292)**		(84,102)
Total income tax expense (recovery)	**$**	**32,776**	$	(44,015)

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Income tax expense (recovery) differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

		2022		2021
(Loss) earnings before income tax	**$**	**(44,433)**	$	402,934
Income tax at statutory tax rate of 26.5%		**(11,775)**		106,778
Increase (decrease) due to:				
Difference between Canadian and foreign tax rates[(1)]		**(11,406)**		(7,008)
Change in unrecognized deductible temporary differences		**51,858**		(172,247)
Impact of foreign currency on deferred tax balances		**(3,831)**		25,515
Non-deductible costs		**6,102**		(1,875)
Local mining taxes		**1,330**		4,574
Other		**498**		248
Income tax expense (recovery)	**$**	**32,776**	$	(44,015)

(1) Income tax expense (recovery) in 2022 included $1.0 million withholding tax recovery (2021 - $8.7 million withholding tax expense) related to the Öksüt Mine.

b. Deferred income tax assets and liabilities

The following are significant components of deferred income tax assets and liabilities:

		2022		2021
Deferred income tax assets				
Provisions - asset retirement obligations and other	**$**	**(41,753)**	$	(55,341)
Tax losses		**(73,227)**		(85,415)
Total deferred income tax assets	**$**	**(114,980)**	$	(140,756)
Deferred income tax liabilities				
Inventory	**$**	**5,950**	$	—
Property, plant and equipment		**55,849**		81,917
Investments in subsidiaries		**—**		12,400
Total deferred income tax liabilities	**$**	**61,799**	$	94,317
Net deferred income tax assets	**$**	**(53,181)**	$	(46,439)

The deferred income tax asset of $115.0 million is expected to be realized in more than one year. The deferred income tax liability of $61.8 million is expected to be realized in more than one year.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

		2022		2021
Deferred income tax assets	$	**(61,900)**	$	(101,300)
Deferred income tax liabilities		**8,719**		54,861
Net deferred income tax assets	$	**(53,181)**	$	(46,439)

A reconciliation of the movements of the deferred income tax assets and liabilities is provided below:

		2022		2021
Balance at the beginning of year	$	**(46,439)**	$	39,473
Recognized in the statement of loss		**(4,292)**		(84,102)
Recognized in other comprehensive loss		**(2,450)**		(1,810)
Balance at the end of the year	$	**(53,181)**	$	(46,439)

The deferred income tax recovery of $4.3 million recognized in the consolidated statements of loss includes the drawdown of $39.4 million of the deferred income tax assets recognized in 2021 for the Mount Milligan Mine. Deferred income tax assets were recognized as a result of the periodic assessment performed as at December 31, 2022 to conclude that it was more likely than not that the related tax benefit will be realized in the future based on the expectation of future earnings.

The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

		2022		2021
Deductible temporary differences[(1)]	$	**458,400**	$	443,000
British Columbia mining tax deductible temporary differences		**655,200**		566,800
British Columbia mining tax credits		**1,300**		1,400
Capital losses		**4,800**		5,100
Total deductible temporary differences	$	**1,119,700**	$	1,016,300

(1) The deductible temporary differences consist of $335.1 million for Canada (December 31, 2021 - $251.6 million), $123.3 million for the United States (December 31, 2021 - $160.5 million) and nil for Türkiye (December 31, 2021 - $30.9 million).

The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses		**2029**		**Thereafter**		**Total**
Non-capital tax losses[(1)]						
Canada	$	18,897	$	647,103	$	666,000
United States		897		176,086		176,983
	$	**19,794**	**$**	**823,189**	**$**	**842,983**

(1) Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2022.

The non-capital tax losses include $544.2 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.

22. Shareholders' equity

a. Repurchases and cancellation of shares

Kyrgyzaltyn transaction

On July 29, 2022, the Company announced the closing of the Arrangement Agreement (note 6). As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn's 77,401,766 Centerra common shares for the total consideration of $93.3 million, including $7.0 million paid in direct and incremental transaction costs.

NCIB

On October 11, 2022 the Company announced that it had received approval from the Toronto Stock Exchange to establish a normal course issuer bid program. Under the NCIB, Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023, representing 10% of the public float.

During year ended December 31, 2022, the Company repurchased and cancelled 2,183,900 common shares, for the total consideration of $11.2 million at an average price of $5.11 (C$6.87) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

The calculation of basic and diluted weighted average common shares for the year ended December 31, 2022 included the impact of the cancellation of these common shares.

b. (Loss) earnings per share

Computation for basic and diluted (loss) earnings per share from continuing operations:

	2022	2021
(Loss) earnings - continuing operations	**$ (77,209)**	$ 446,949
Dilutive impact related to the RSU plan	**—**	(1,022)
Dilutive impact related to the PSU plan	**(5,580)**	(4,291)
Diluted (loss) earnings - continuing operations for diluted (loss) earnings per share	**$ (82,789)**	$ 441,636
Basic weighted average common shares (in thousands)	**265,091**	296,630
Dilutive impact of stock options (in thousands)	**—**	633
Dilutive impact related to the RSU plan (in thousands)	**—**	1,024
Dilutive impact related to the PSU plan (in thousands)	**1,207**	—
Diluted weighted average common shares (in thousands)	**266,298**	298,287
(Loss) earnings per share - continuing operations:		
Basic	**$ (0.29)**	$ 1.51
Diluted	**$ (0.31)**	$ 1.48

Computation for basic and diluted loss per share from discontinued operations:

		2022		2021
Net loss from discontinued operations	**$**	**—**	$	(828,717)
Basic and diluted weighted average common shares (in thousands)		**—**		296,630
Loss per share from discontinued operations - basic and diluted	**$**	**—**	$	(2.79)

Computation for basic and diluted loss per share:

		2022		2021
Net loss	**$**	**(77,209)**	$	(381,768)
Dilutive impact related to the PSU plan		**(5,580)**		—
Diluted loss	**$**	**(82,789)**	$	(381,768)
Basic weighted average common shares (in thousands)		**265,091**		296,630
Dilutive impact related to the PSU plan (in thousands)		**1,207**		—
Diluted weighted average common shares (in thousands)		**266,298**		296,630
Loss per share:				
Basic	**$**	**(0.29)**	$	(1.29)
Diluted	**$**	**(0.31)**	$	(1.29)

For the years ended December 31, 2022 and 2021, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted loss per share due to the exercise prices being greater than the average market price of the Company's common shares for the respective periods.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2022	2021
RSUs and stock options excluded from (loss) earnings per share from continuing operations (in thousands)	**1,156**	—
RSUs and stock options excluded from loss per share (in thousands)	**1,156**	1,657

c. Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2022 and 2021 is summarized as follows:

	2022				2021			
		Expense		**Liability**		Expense		Liability
Stock options	**$**	**875**	**$**	**—**	$	1,676	$	—
Performance share units		**(1,355)**		**1,113**		(1,654)		7,054
Deferred share units		**(399)**		**2,363**		(874)		2,936
Restricted share units		**1,649**		**1,086**		2,215		1,454
	$	**770**	**$**	**4,562**	$	1,363	$	11,444

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Employee Stock Options

Under the Company's Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra's stock options transactions during the year ended December 31, 2022 and 2021 were as follows:

	2022			2021		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Balance, January 1	**3,223,475**	**C$**	**9.23**	3,335,399	C$	7.97
Granted	**1,568,800**		**6.94**	883,981		12.22
Forfeited	**(463,514)**		**(12.20)**	(239,849)		(10.75)
Exercised	**(558,689)**		**(6.14)**	(756,056)		(6.68)
Outstanding, end of year	**3,770,072**	**C$**	**8.37**	3,223,475	C$	9.23
Options exercisable, end of year	**1,670,056**	**C$**	**8.45**	1,615,829	C$	7.37

The weighted average market price of shares issued for options exercised in the year ended December 31, 2022 was C$10.88 (December 31, 2021 - C$11.74).

The following table summarizes information related to share options outstanding at December 31, 2022:

	Share options outstanding			Share options exercisable		
Range	**Number of options outstanding**	**Weighted Average remaining contractual life (years)**	**Weighted average exercise price**	**Number of options outstanding**	**Weighted Average remaining contractual life (years)**	**Weighted average exercise price**
C$6.05 - C$6.75	661,980	3.10	$6.53	661,980	3.10	$6.53
C$6.76 - C$6.86	329,429	3.18	6.77	329,429	3.18	6.77
C$6.87 - C$7.05	1,561,466	7.88	6.94	—	—	—
C$7.06 - C$12.37	752,588	5.04	11.04	368,913	3.81	9.92
C$12.38 - C$17.98	464,609	5.37	12.57	309,734	5.37	12.57
Total	**3,770,072**	**5.75**	**$8.37**	**1,670,056**	**3.69**	**$8.45**

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following weighted average assumptions:

	2022	2021
Expected stock price volatility	**48.98% - 49.13%**	50.06% - 56.35%
Risk-free interest rate	**3.61% - 3.80%**	0.29% - 0.90%
Expected life (in years)	**4.0 - 5.0**	2.0 - 5.0
Expected dividend yield	**5.19% - 5.52%**	1.61 %
Exercise price	**$6.94**	$12.22

Performance Share Unit plan

Centerra's PSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, January 1	**1,377,408**	1,862,267
Granted	**873,123**	545,898
Exercised	**(675,729)**	(748,593)
Forfeited	**(368,185)**	(282,164)
Balance, December 31	**1,206,617**	1,377,408

Deferred Share Unit plan

Centerra's DSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, January 1	**382,848**	319,746
Granted	**70,846**	63,102
Exercised	**—**	—
Balance, December 31	**453,694**	382,848

Restricted Share Unit plan

Centerra's RSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, January 1	**939,676**	951,471
Granted	**370,369**	444,075
Redeemed	**(290,098)**	(455,870)
Forfeited	**(23,292)**	—
Balance, December 31	**996,655**	939,676

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. ESPP

In 2022, 132,966 common shares were subscribed for under the ESPP (2021 – 137,203 common shares) for a value of $0.9 million (2021 – $1.2 million).

e. Dividends

On February 23, 2023, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 14, 2023.

23. Supplemental cash flow disclosures

a. Bank interest received

During the year ended December 31, 2022, the Company received bank interest included in interest income (note 19) in the amount of $8.3 million (2021 - $2.8 million).

b. Changes in working capital

		2022		2021
Increase in amounts receivable	**$**	**(13,646)**	$	(6,520)
Increase in inventory		**(76,404)**		(21,399)
Increase in prepaid expenses		**(134)**		(1,402)
Increase in trade creditors and accruals		**30,955**		15,058
(Decrease) increase in other taxes payable		**(4,803)**		1,492
Changes in working capital	**$**	**(64,032)**	$	(12,771)

c. Changes in liabilities arising from financing activities

	As at December 31, 2021	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2022
Lease obligations[1]	$ 20,197	$ (6,755)	$ 837	$ (983)	$ 679	$ 13,975
Total liabilities from financing activities	**$ 20,197**	**$ (6,755)**	**$ 837**	**$ (983)**	**$ 679**	**$ 13,975**

(1) Current portion of lease obligations included in other current liabilities (note 10). Non-current portion of lease obligations included in other liabilities (note 12).

	As at December 31, 2020	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Amount derecognized due to loss of control of the Kumtor Mine	As at December 31, 2021
Lease obligations	$ 18,915	$ (6,476)	$ 9,867	$ 455	$ (2,564)	$ 20,197
Total liabilities from financing activities	**$ 18,915**	**$ (6,476)**	**$ 9,867**	**$ 455**	**$ (2,564)**	**$ 20,197**

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

24. Commitments and contingencies

Commitments

The Company had the following purchase commitments as of December 31, 2022, of which $2.8 million related to capital expenditures:

	2023	2024	2025	2026	Thereafter	Total
Purchase and capital commitments [(1)]	$ 329,204	$ 117,943	$ —	$ —	$ —	$ 447,147

(1) Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $417.2 million.

Contingencies

Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. ("H.R.S."), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.

25. Related party transactions

a. Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$ —	$ 265,407
Deduct: refinery and financing charges	—	(1,248)
Net revenue received from Kyrgyzaltyn[(1)]	**$ —**	$ 264,159

(1) Presented in results from discontinued operations.

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn's 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and $7.0 million paid in direct and incremental transaction costs to effect the Transaction (note 6).

b. Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2022 and 2021, remuneration to key management personnel was as follows:

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Compensation of key management personnel

		2022		2021
Director fees earned and other compensation	**$**	**740**	$	754
Salaries and benefits, including severance		**12,568**		7,830
Share-based compensation		**273**		1,894
Total compensation	**$**	**13,581**	$	10,478

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

26. Financial instruments

The Company's financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets (including amounts receivable from Orion) and other current liabilities (including the deferred milestone payment to Waterton).

a. *Derivative financial instruments*

The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. The Company's derivative counterparties are syndicate members of the Company's Corporate Facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

	December 31, 2022	December 31, 2021
Derivative instrument assets		
Current		
Foreign exchange contracts	**$ 112**	$ 7,708
Fuel contracts	**2,572**	3,369
Royal Gold deliverables[(1)]	**1,410**	—
Copper contracts	**7,697**	693
	11,791	11,770
Non-current		
Foreign exchange contracts	**633**	550
Fuel contracts	**444**	852
Copper contracts	**4,450**	1,058
	5,527	2,460
Total derivative instrument assets	**$ 17,318**	$ 14,230
Derivative instrument liabilities		
Current		
Foreign exchange contracts	**$ 14,088**	$ 22
Fuel contracts	**80**	—
Royal Gold deliverables[(1)]	**21**	—
Copper contracts	**—**	2,937
	14,189	2,959
Non-current		
Foreign exchange contracts	**4,575**	984
Fuel contracts	**13**	6
	4,588	990
Total derivative instrument liabilities	**$ 18,777**	$ 3,949

(1) Relates to Royal Gold deliverables which are gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at December 31, 2022 that are accounted for as hedges are summarized below:

Instrument	Unit	Average Strike Price 2023	2024	2025	Type	Total Position[(1)]
Fuel hedge contracts						
ULSD zero-cost collars	Barrels	$86/$93	N/A	N/A	Fixed	19,500
ULSD swap contracts	Barrels	$92	$93	N/A	Fixed	88,400
Foreign exchange contracts						
US$/C$ zero cost-collars	CAD	$1.26/$1.32	$1.28/$1.35	$1.32/$1.39	Fixed	497,000,000
US$/C$ forward contracts	CAD	$1.27	$1.31	N/A	Fixed	238,000,000
Copper contracts						
Copper zero-cost collar contracts	Pounds	$4.00/$4.91	$4.00/$5.06	N/A	Fixed	32,738,607

(1) Total amounts expressed in the units identified.

Fuel contracts

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2024.

In the second quarter of 2021, the Company discontinued all hedge positions related to future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions in the second quarter resulted in a realized gain on discontinuance of $14.2 million which was recognized in net loss from discontinued operations in the consolidated statements of loss and comprehensive loss. To the extent the Kumtor Mine's hedging relationship was discontinued but the positions were novated and reassigned to the Mount Milligan Mine, the Company recognized an unrealized gain of $1.1 million in net loss from discontinued operations in the consolidated statements of loss and comprehensive loss, representing an amount in accumulated other comprehensive loss up to the date the hedges were novated.

Foreign exchange contracts

The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2025.

Copper contracts

The Company applies hedge accounting to copper contracts it enters to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming arrangement) to manage the risk associated with changes to the LME copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflow or cash outflow only when the underlying LMEcopper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivatives contracts recognized in other comprehensive income ("OCI") and the portion of the fair value changes reclassified to the statements of loss:

		2022		2021
Change in the fair value of derivative financial instruments	$	**(22,616)**	$	7,283
Reclassified to net (loss) earnings from continuing operations		**13,028**		(29,410)
Reclassified to net loss from discontinued operations		—		17,325
Change in the fair value of derivative instruments included in OCI(1)	**$**	**(9,588)**	$	(4,802)

(1) Includes tax recovery of nil (December 31, 2021 - recovery of $1.8 million).

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold. Changes in fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of loss as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders ("MTM Customers") within two days of receiving or making a final payment. If the final payment from a MTM Customer is not received or paid within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay based on the provisional invoice quantities.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

The non-hedge derivative instruments outstanding as at December 31, 2022 are expected to settle by the end of the first quarter of 2023, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables			
Gold forward contracts	Ounces	Float	21,797
Copper forward contracts	Pounds	Float	2,645,354

(1) Total amounts expressed in the units identified.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2022:

	Fair value December 31, 2022	Fair value after increase of 10%	Fair value after decrease of 10%
Royal Gold deliverables	$ 1,389	$ 6,354	$ (3,565)
Copper contracts	$ 12,147	$ 4,565	$ 21,566
Fuel contracts	$ 2,923	$ 4,152	$ 1,904
Foreign exchange contracts	$ (17,918)	$ 31,535	$ (60,751)

b. Provisionally-priced contracts

Amounts receivable

Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to the amount in the range of 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges while the remaining payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment equal to the amount in the range of 50% to 100% of the contracted value of contained metal, net of applicable deductions while the remaining payment is not due for several months.

Under the terms of these sales contracts, prices are subject to final adjustment at the end of a future period after control passes to a third party based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally priced receivables are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.

The amount of trade receivables related to the sales of gold and copper concentrate, and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period end and the fair value of provisionally-priced receivables as at December 31, 2022 and December 31, 2021 are summarized as follows:

	December 31, 2022	December 31, 2021
Trade receivables prior to mark-to-market adjustment	**$ 29,624**	$ 29,264
Mark-to-market adjustment related to gold and copper concentrate	**7,294**	5,185
Mark-to-market adjustment related to molybdenum products	**3,775**	—
Provisionally-priced trade receivables	**$ 40,693**	$ 29,264

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

As at December 31, 2022 and December 31, 2021, the Company's net position consisted of copper, gold and molybdenum sales contracts awaiting final pricing summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)	
	Unit	**December 31, 2022**	**December 31, 2021**	**December 31, 2022**	**December 31, 2021**
Copper	Pounds	**17,439,697**	26,839,507	**3.81**	4.46
Gold	Ounces	**33,672**	42,495	**1,831**	1,829
Molybdenum	Pounds	**563,302**	65,336	**26.88**	18.61

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount in the range of 95% to 100% of the contracted value of contained metal, net of applicable deductions while the remaining payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period after control passes to the Company based on quoted market prices during the quotational period specified in the contract. At the end of each reporting period, provisionally priced purchases are marked-to-market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in inventory or production costs.

The amount of accounts payable related to the purchase of molybdenum concentrate prior to mark-to-market adjustment, the mark-to-market adjustment made during the period end and the fair value of provisionally-priced payables as at December 31, 2022 and December 31, 2021 are summarized as follows:

	December 31, 2022	**December 31, 2021**
Accounts payable prior to mark-to-market adjustment	**$ 28,453**	$ 5,548
Mark-to-market adjustment to molybdenum concentrate	**35,743**	(521)
Provisionally-priced accounts payable	**$ 64,196**	$ 5,027

As at December 31, 2022 and December 31, 2021, the Company's net position consisted of molybdenum purchase contracts awaiting final pricing summarized as follows:

		Purchases awaiting final pricing		Mark-to-market average price ($/unit)	
	Unit	**December 31, 2022**	**December 31, 2021**	**December 31, 2022**	**December 31, 2021**
Molybdenum	Pounds	**3,308,436**	1,497,331	**31.00**	18.61

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets				
Provisionally-priced trade receivables	$ —	$ 40,693	$ —	$ 40,693
Marketable securities	830	—	—	830
Derivative financial instruments	—	17,318	—	17,318
	$ 830	$ 58,011	$ —	$ 58,841
Financial liabilities				
Provisionally-priced accounts payable	$ —	$ 64,196	$ —	$ 64,196
Deferred milestone payment to Waterton	—	30,871	—	30,871
Derivative financial instruments	—	18,777	—	18,777
	$ —	$ 113,844	$ —	$ 113,844

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets				
Provisionally-priced trade receivables	$ —	$ 29,264	$ —	$ 29,264
Marketable securities	2,171	—	—	2,171
Derivative financial instruments	—	14,230	—	14,230
	$ 2,171	$ 43,494	$ —	$ 45,665
Financial liabilities				
Provisionally-priced accounts payable	$ —	$ 5,027	$ —	$ 5,027
Derivative financial instruments	—	3,949	—	3,949
	$ —	$ 8,976	$ —	$ 8,976

During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Valuation Techniques

Marketable securities

Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

Provisionally-priced receivables

The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the

principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Provisionally-priced payables

The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company's derivative contracts includes an adjustment for credit risk.

Deferred milestone payment to Waterton

The deferred milestone payment to Waterton, arising from the acquisition of Goldfield Project (note 5), was measured at fair value using the present value method at the date of acquisition. Subsequently, the fair value of the deferred milestone payment is re-measured using the effective interest rate method.

27. Capital and financial risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial and commodity markets. The Company manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company's Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a. Capital risk

The Company's primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company's capital structure consists of lease obligations, letters of credit and equity. The Company has a $400.0 million revolving credit facility (the "Corporate Facility"), which is available to be drawn upon.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company's assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Foreign currency risk

The Company's operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar, primarily including the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company's consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company's assets and liabilities.

The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) the use of purchased puts, sold calls, collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2022, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact of $9.0 million loss and a $7.0 million gain, respectively, net of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2022, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of $0.9 million gain and a $1.1 million loss, respectively, on the unhedged currency.

c. Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2022, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2022, a 1% change in interest rates would result in a $5.4 million change to interest income.

No amounts were drawn from the Company's Corporate Facility as at December 31, 2022.

d. Commodity price risk

The profitability of the Company's operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company's cash flows.

Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.

To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company's mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company's operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company's profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize copper contracts to secure the copper price for a portion of Mount Milligan Mine's sales not subject to the Royal Gold stream,

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Based on amounts for the year ended December 31, 2022, net of the impact of hedging instruments, a 10% increase in gold prices would have an impact of a $24.4 million on net profit before tax and a 10% decrease in gold prices would have an impact of a $24.6 million on net profit before tax. Similarly, net of the impact of hedging instruments, a 10% increase and 10% decrease in copper prices would have an impact of $6.4 million on earnings before income tax.

e. Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company's cash and cash equivalents, receivables from customers, and certain derivative instruments.

The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

f. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 15 and contractual maturities relating to derivative instruments are set out in note 26. Other financial liabilities have maturities within one year of December 31, 2022.

As at December 31, 2022, the Company has available total liquidity of $923.4 million (December 31, 2021 - $1,347.2 million), comprising cash of $531.9 million (2021 - $947.2 million) and the Corporate Facility balance available to be drawn of $391.5 million (2021 - $400.0 million). Corporate Facility availability is reduced by outstanding letters of credit, amounting to $8.5 million as at December 31, 2022.

The Company believes its cash on hand, available cash from the Company's Corporate Facility, and cash flow from the Company's operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2023.

28. Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation. The results of the Kumtor Mine are presented as part of net (loss) earnings from discontinued operations in the comparative period.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Year ended December 31, 2022

	Öksüt[1]	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	**$ 101,593**	**$ 472,472**	**$ 276,129**	**$ 850,194**	**$ —**	**$ 850,194**
Cost of sales						
Production costs	**21,142**	**268,956**	**284,524**	**574,622**	**—**	**574,622**
Depreciation, depletion and amortization	**12,576**	**79,242**	**5,235**	**97,053**	**—**	**97,053**
Earnings (loss) from mine operations	**$ 67,875**	**$ 124,274**	**$ (13,630)**	**$ 178,519**	**$ —**	**$ 178,519**
Exploration and evaluation costs	**3,860**	**12,176**	**—**	**16,036**	**50,480**	**66,516**
Corporate administration	**—**	**—**	**—**	**—**	**47,247**	**47,247**
Care and maintenance	**—**	**—**	**18,377**	**18,377**	**14,629**	**33,006**
Impairment loss	**—**	**—**	**—**	**—**	**145,903**	**145,903**
Reclamation recovery	**—**	**—**	**(94,021)**	**(94,021)**	**—**	**(94,021)**
Other operating expenses	**2,723**	**12,031**	**1,907**	**16,661**	**—**	**16,661**
Earnings (loss) from operations	**$ 61,292**	**$ 100,067**	**$ 60,107**	**$ 221,466**		**$ (36,793)**
Other non-operating income					**(1,883)**	**(1,883)**
Finance costs					**9,523**	**9,523**
Loss before income tax						**$ (44,433)**
Income tax expense					**32,776**	**32,776**
Net loss						**$ (77,209)**
Additions to property, plant and equipment[2]	**$ 14,191**	**$ 49,246**	**$ 1,757**	**$ 65,194**	**$ 209,913**	**$ 275,107**

(1) Lower sales from the suspension of gold room operations at the ADR plant in early March 2022 due to detected mercury issue.
(2) Corporate and other includes the property, plant and equipment related to the acquisition of Goldfield Project (note 5).

Year ended December 31, 2021

	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$ 199,440	$ 505,936	$ 194,765	$ 900,141	$ —	$ 900,141
Cost of sales						
Production costs	51,137	256,810	179,729	487,676	—	487,676
Depreciation, depletion and amortization	30,235	83,910	6,360	120,505	—	120,505
Earnings from mine operations	$ 118,068	$ 165,216	$ 8,676	$ 291,960	$ —	$ 291,960
Exploration and evaluation costs	1,486	5,590	—	7,076	19,006	26,082
Corporate administration	—	—	—	—	27,134	27,134
Care and maintenance	—	—	14,592	14,592	14,131	28,723
Impairment reversal	—	(160,000)	—	(160,000)	—	(160,000)
Reclamation recovery	—	135	23,212	23,347	—	23,347
Other operating expenses	195	10,316	2,248	12,759	—	12,759
Earnings (loss) from operations	$ 116,387	$ 309,175	$ (31,376)	$ 394,186		$ 333,915
Gain on sale of Greenstone Property					(97,274)	(97,274)
Other non-operating expenses					23,493	23,493
Finance costs					4,762	4,762
Earnings before income tax						$ 402,934
Income tax expense					(44,015)	(44,015)
Net earnings from continuing operations						446,949
Net loss from discontinued operations						(828,717)
Net loss						$ (381,768)
Additions to property, plant and equipment[1]	$ 24,898	$ 83,704	$ 2,506	$ 111,108	$ 7,828	$ 118,936

(1) Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Geographical Information

The following table details the Company's revenue by geographic area[(1)] and information about the Company's non-current assets by location of the assets.

	Revenue				Non-current assets			
	Year ended December 31,				As at December 31,			
		2022		2021		**2022**		2021
Türkiye	**$**	**101,593**	$	199,440	**$**	**171,195**	$	200,048
United States		**276,130**		194,765		**276,105**		71,634
Canada		**472,471**		505,936		**889,696**		1,125,604
Other		**—**		—		**8,253**		8,189
Total	**$**	**850,194**	$	900,141	**$**	**1,345,249**	$	1,405,475

(1) Presented based on the location from which the product originated.

29. Sale of Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP ("Orion"). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021. Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. As a result, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was reclassified from non-current assets to other current assets as of December 31, 2022.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of December 31, 2022 due to significant uncertainty associated with the Greenstone project.

CORPORATE INFORMATION

DIRECTORS[1]

Michael S. Parrett
Chair

Bruce V. Walter
Vice-Chair

Richard W. Connor

Wendy Kei

Jacques Perron

Sheryl K. Pressler

Paul N. Wright

Susan L. Yurkovich

(1) As of March 2023

OFFICERS[1]

Paul N. Wright
Interim President and Chief Executive Officer

Darren Millman
Executive Vice President and Chief Financial Officer

Paul Chawrun
Executive Vice President and Chief Operating Officer

Claudia D'Orazio
Executive Vice President and Chief Human Resources & Technology Officer

Yousef Rehman
Executive Vice President and General Counsel

Dennis Kwong
Executive Vice President, Business Development

(1) As of March 2023

MANAGEMENT[1]

David A. Bickford
Vice President, Country Manager, Türkiye

Oliver Curran
Vice President, Environment and Social Performance

Cam Duquette
Vice President, Health, Safety and Security

Carole Fortin
General Manager, Mount Milligan Mine

Tom Ondrejko
Vice President, US Molybdenum Operations

Ryan Snyder
Vice President, Finance

Malcolm Stallman
Vice President, Exploration

(1) As of March 2023

TRANSFER AGENT

For information on common share holdings, lost shares and address changes, contact:

TSX Trust Company
P.O. Box 700
Station B
Montreal, QC
Canada
H3B 3K3

North America phone toll free:
1.800.387.0825 or
416.682.3860
Fax: 1.888.249.6189

shareholderinquiries@tmx.com

STOCK EXCHANGE

Toronto Stock Exchange
Symbol: CG
NYSE
Symbol: CGAU

INVESTOR RELATIONS CONTACT

investor@centerragold.com

CORPORATE HEADQUARTERS

Suite 1500
1 University Avenue
Toronto, Ontario
Canada
M5J 2P1

T 416.204.1953
F 416.204.1954

www.centerragold.com

centerra GOLD

CENTERRA GOLD INC.

Suite 1500
1 University Avenue
Toronto, Ontario
Canada M5J 2P1

T 416.204.1953
F 416.204.1954

www.centerragold.com

Printed in Canada